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Exhibit 2

AGREEMENT AND PLAN OF MERGER
by and among
ADC TELECOMMUNICATIONS, INC.,
BARLEY ACQUISITION CORP.,
and
BROADBAND ACCESS SYSTEMS, INC.
September 19, 2000

TABLE OF CONTENTS

ARTICLE I THE MERGER		1
1.01	The Merger	1
1.02	Effect of Merger	2
1.03	Effective Time	2
1.04	Certificate of Incorporation; Bylaws	2
1.05	Directors and Officers	2
1.06	Taking of Necessary Action; Further Action	2
1.07	The Closing	2
ARTICLE II CONVERSION OF SECURITIES		2
2.01	Conversion of Securities	2
2.02	Stock Options	6
2.03	Exchange of Certificates	7
2.04	Dissenting Shares	8
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		9
3.01	Incorporation; Corporate Power and Authority	10
3.02	Subsidiaries	10
3.03	Capitalization	10
3.04	Execution, Delivery; Valid and Binding Agreement; Approval of Stockholders	12
3.05	No Violations, Consents, etc	12
3.06	Financial Statements	13
3.07	Absence of Undisclosed Liabilities	13
3.08	Absence of Certain Developments	13
3.09	Title to Properties	15
3.10	Accounts Receivable	16
3.11	Inventory	16
3.12	Tax Matters	16
3.13	Contracts and Commitments	17
3.14	Intellectual Property Rights	19
3.15	Litigation	21
3.16	Warranties	21
3.17	Employees	21
3.18	Employee Benefit Plans	22
3.19	Insurance	25
3.20	Affiliate Transactions	25
3.21	Customers and Suppliers	25
3.22	Compliance with Laws; Permits	25
3.23	Environmental Matters	26
3.24	Bank Accounts	27
3.25	Indemnification Obligations	27
3.26	Brokerage	27
3.27	Vote Required	27
3.28	State Takeover Statutes	27
3.29	Accounting Matters	27
3.30	Tax Matters	27
3.31	Disclosure	27

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		28
4.01	Incorporation and Corporate Power	28
4.02	Execution, Delivery; Valid and Binding Agreement	28
4.03	No Violations, Consents, etc	28
4.04	SEC Filings; Financial Statements	29
4.05	Parent Common Stock	29
4.06	Parent Options	29
4.07	Merger Sub	29
4.08	Tax Matters	29
4.09	Nasdaq Requirements	30
4.10	Capitalization	30
4.11	Litigation	30
4.12	Qualification of the Merger as a Tax-Free Reorganization	30
ARTICLE V CONDUCT PRIOR TO THE CLOSING		30
5.01	Conduct of the Business	30
5.02	Access to Books and Records	32
ARTICLE VI ADDITIONAL AGREEMENTS		33
6.01	Stockholder Approval	33
6.02	Information Statement	33
6.03	Registration Statement	33
6.04	Regulatory Filings	34
6.05	Conditions; Approvals and Consents	34
6.06	No Negotiations	34
6.07	Benefit Plans	34
6.08	Pooling Affiliates	35
6.09	Pooling Actions	36
6.10	Notification of Certain Matters	36
6.11	Tax Matters	36
6.12	Acknowledgment of Cessation of Company Investor Rights	36
6.13	Registration Rights	36
6.14	Blue Sky Approvals	37
6.15	Indemnification of Directors and Officers	37
6.16	Nonsolicitation and Nonhire	37
ARTICLE VII CONDITIONS TO CLOSING		38
7.01	Conditions to Obligations of Each Party to Effect the Merger	38
7.02	Additional Conditions to Parent's and Merger Sub's Obligations	38
7.03	Additional Conditions to Company's Obligations	40
ARTICLE VIII THE STOCKHOLDERS' REPRESENTATIVE		42
8.01	Appointment	42
8.02	Appointment and Replacement	42
8.03	Authority	42
8.04	No Liability of Parent	42
8.05	Limited Liability of Stockholders' Representative	43
8.06	Reimbursement and Advances	43

ii

ARTICLE IX TERMINATION		43
9.01	Termination	43
9.02	Effect of Termination	44
ARTICLE X SURVIVAL; INDEMNIFICATION		44
10.01	Survival of Representations and Warranties	44
10.02	Indemnification	44
10.03	Method of Asserting Claims	45
10.04	Stockholders' Representative Acknowledgment	46
10.05	Sole and Exclusive Remedy	47
10.06	Treatment of Indemnification Payments	47
ARTICLE XI MISCELLANEOUS		47
11.01	Press Releases and Announcements	47
11.02	Expenses	47
11.03	Amendment and Waiver	47
11.04	Notices	48
11.05	Assignment	48
11.06	No Third Party Beneficiaries	48
11.07	Severability	48
11.08	Complete Agreement	48
11.09	Counterparts	49
11.10	Interpretation	49
11.11	Governing Law	49
Exhibits
Exhibit A	Form of Voting Agreement
Exhibit B	Certificate of Merger
Exhibit C	Form of Company Affiliate Letter
Exhibit D	Form of Parent Affiliate Letter
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Noncompetition Agreement
Exhibit G	Form of Change of Control Acknowledgment
Exhibit H	Form of Escrow Agreement

iii

AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated September 19, 2000, is made and entered into by and among ADC Telecommunications, Inc., a Minnesota corporation ("Parent"), Barley Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Broadband Access Systems, Inc., a Delaware corporation (the "Company"). Merger Sub and the Company are sometimes collectively referred to as the "Constituent Corporations."

    WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of the respective corporations and their stockholders that Merger Sub be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the terms of this Agreement, pursuant to which the Company will be the surviving corporation and will be a wholly owned subsidiary of Parent (the "Merger"); and

    WHEREAS, for financial reporting purposes the parties intend that the Merger shall be accounted for as a "pooling of interests" under Opinion 16 of the Accounting Principles Board and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") (collectively, "Opinion 16"). The Company has provided to Parent an opinion letter from its independent accountants, PricewaterhouseCoopers LLP, addressed to the Company, stating that, based on its familiarity with the Company, the Company will qualify as a party to a pooling-of-interests transaction under Opinion 16. Parent has provided to the Company an opinion letter from its independent accountants, Arthur Andersen LLP, addressed to Parent, stating that, as of the date of such letter, based on its familiarity with Parent, Parent will qualify as a party to a pooling-of-interests transaction under Opinion 16; and

    WHEREAS, for United States federal income tax purposes, it is the intent of the parties that the Merger shall qualify as a "reorganization" under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement constitute a "plan of reorganization" within the meaning of the Code;

    WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants, and agreements in connection with, and establish various conditions precedent to, the Merger; and

    WHEREAS, as an inducement to Parent to enter into this Agreement, certain stockholders of the Company are concurrently herewith entering into a voting agreement in the form of Exhibit A hereto, whereby each such stockholder agrees to vote in favor of the Merger and all other transactions contemplated by this Agreement.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement and in the Certificate of Merger (as defined in Section 1.03 hereof), the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER

    1.01  The Merger.  At the Effective Time (as defined in Section 1.03 hereof), subject to the terms and conditions of this Agreement and the Certificate of Merger (as defined in Section 1.03 hereof), Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

    1.02  Effect of Merger.  At the Effective Time, the effect of the Merger shall be as set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, the Surviving Corporation shall succeed to and possess all the properties, rights, privileges, immunities, powers, franchises and purposes, and be subject to all the duties, liabilities, debts, obligations, restrictions and disabilities, of the Constituent Corporations, all without further act or deed.

    1.03  Effective Time.  Subject to the terms and conditions of this Agreement, the parties hereto will cause a copy of the Certificate of Merger, attached hereto as Exhibit B (the "Certificate of Merger") to be executed, delivered and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time and date specified in the Certificate of Merger. The time of effectiveness is herein referred to as the "Effective Time." The day on which the Effective Time shall occur is herein referred to as the "Effective Date."

    1.04  Certificate of Incorporation; Bylaws.  From and after the Effective Time and until further amended in accordance with applicable law, the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, as amended as set forth in an exhibit to the Certificate of Merger. From and after the Effective Time and until further amended in accordance with law, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation as in effect immediately prior to the Effective Time.

    1.05  Directors and Officers.  From and after the Effective Time, the directors of the Surviving Corporation shall be the persons who were the directors of Merger Sub immediately prior to the Effective Time, and the officers of the Surviving Corporation shall be the persons who were the officers of Merger Sub immediately prior to the Effective Time. Said directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law. If, at or after the Effective Time, a vacancy shall exist on the Board of Directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation.

    1.06  Taking of Necessary Action; Further Action.  Parent, Merger Sub and the Company, respectively, shall each use its or their best efforts to take all such action as may be necessary or appropriate to effectuate the Merger under the DGCL at the time specified in Section 1.03 hereof. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all properties, rights, privileges, immunities, powers and franchises of either of the Constituent Corporations, the officers of the Surviving Corporation are fully authorized in the name of each Constituent Corporation or otherwise to take, and shall take, all such lawful and necessary action.

    1.07  The Closing.  The closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Dorsey & Whitney LLP, Pillsbury Center South, 220 South Sixth Street, Minneapolis, Minnesota, within three business days after the date on which the last of the conditions set forth in Article VII of this Agreement shall have been satisfied or waived, or at such other place and on such other date as is mutually agreeable to Parent and the Company (the "Closing Date"). The Closing will be effective as of the Effective Time.

ARTICLE II
CONVERSION OF SECURITIES

    2.01  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holder of any shares of Company Capital

Stock, or the holder of any options, warrants or other rights to acquire or receive Company Capital Stock, the following shall occur:

    (a)  Conversion of Company Common Stock.  Subject to Section 2.01(d) hereof, each share of common stock of the Company, par value $0.001 per share ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares (as defined in Section 2.04 hereof)), will be canceled and extinguished and be converted automatically into the right to receive that number of shares of common stock of Parent, par value $0.20 per share ("Parent Common Stock"), equal to the Exchange Ratio (as defined in Section 2.01(c) hereof), upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.03 hereof. Notwithstanding the foregoing, any shares of Company Common Stock that are unvested, subject to a right of repurchase or otherwise restricted pursuant to the Company's 1998 Restricted Stock Plan or 1998 Stock Plan ("Company Restricted Stock") will be canceled and extinguished and will be converted automatically into the right to receive that number of shares of Parent Common Stock which are unvested, subject to a right of repurchase by Parent or otherwise restricted on substantially the same terms as the Company Restricted Stock equal to the Exchange Ratio, upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 2.03 hereof.

    (b)  Conversion of Company Preferred Stock.

      (i)  Series A Preferred Stock.  Subject to Section 2.01(d) hereof, each share of Series A Preferred Stock of the Company, par value $0.001 per share ("Series A Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares of Series A Preferred to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares), will be canceled and extinguished and be converted automatically into the right to receive that number of shares of Parent Common Stock equal to the quotient of (A) $3.24 divided by (B) the Adjusted Average Closing Price, upon surrender of the certificate representing such share of Series A Preferred in the manner provided in Section 2.03 hereof.

      (ii)  Series B Preferred Stock.  Subject to Section 2.01(d) hereof, each share of Series B Preferred Stock of the Company, par value $0.001 per share ("Series B Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares of Series B Preferred to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares), will be canceled and extinguished and be converted automatically into the right to receive (A) that number of shares of Parent Common Stock equal to the quotient of (x) $1.00 divided by (y) the Adjusted Average Closing Price and (B) that number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) 2, upon surrender of the certificate representing such share of Series B Preferred in the manner provided in Section 2.03 hereof.

      (iii)  Series C Preferred Stock.  Subject to Section 2.01(d) hereof, each share of Series C Preferred Stock of the Company, par value $0.001 per share ("Series C Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares of Series C Preferred to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares), will be canceled and extinguished and be converted automatically into the right to receive (A) that number of shares of Parent Common Stock equal to the quotient of (x) $2.07 divided by (y) the Adjusted Average Closing Price and (B) that number of shares of Parent Common Stock equal to the Exchange Ratio, upon surrender of certificate representing such share of Series C Preferred in the manner provided in Section 2.03 hereof.

      (iv)  Series D Preferred Stock.  Subject to Section 2.01(d) hereof, each share of Series D Preferred Stock of the Company, par value $0.001 per share ("Series D Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares of Series D Preferred to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares), will be canceled and extinguished and be converted automatically into the right to receive (A) that number of shares of Parent Common Stock equal to the quotient of (x) $3.00 divided by (y) the Adjusted Average Closing Price and (B) that number of shares of Parent Common Stock equal to the Exchange Ratio, upon surrender of the certificate representing such share of Series D Preferred in the manner provided in Section 2.03 hereof.

      (v)  Series E Preferred Stock.  Subject to Section 2.01(d) hereof, each share of Series E Preferred Stock of the Company, par value $0.001 per share ("Series E Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares of Series E Preferred to be canceled pursuant to Section 2.01(e) hereof or any Dissenting Shares), will be canceled and extinguished and be converted automatically into the right to receive (A) that number of shares of Parent Common Stock equal to the quotient of (x) $15.00 divided by (y) the Adjusted Average Closing Price and (B) that number of shares of Parent Common Stock equal to the Exchange Ratio, upon surrender of the certificate representing such share of Series E Preferred in the manner provided in Section 2.03 hereof.

    (c)  Definitions.

      (i)  Exchange Ratio.  The "Exchange Ratio" shall be equal to the Per Share Amount divided by the Adjusted Average Closing Price.

      (ii)  Per Share Amount.  The "Per Share Amount" shall be equal to the quotient (rounded to the fourth decimal place) of (A) $2,250,000,000 less the Aggregate Liquidation Preference plus the aggregate exercise price of all Company Options issued between September 17, 2000 and the Effective Time divided by (B) the number of the Diluted Shares.

      (iii)  Diluted Shares.  The "Diluted Shares" shall mean that number equal to the sum of (A) the Total Preferred Shares, plus (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (regardless of whether such shares are unvested, subject to right of redemption, repurchase, right of first refusal, risk of forfeiture or other condition in favor of the Company at such time), plus (C) the number of shares of Company Common Stock issuable upon exercise of the Company Options outstanding at the Effective Time (regardless of whether such Company Options are vested or exercisable at such time), plus (D) the number of shares of Company Capital Stock issuable in connection with any other options, warrants, calls, rights exchangeable or convertible securities, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell or cause to be issued, delivered or sold any Company Capital Stock, and which are outstanding immediately prior to the Effective Time.

      (iv)  Aggregate Liquidation Preference.  The "Aggregate Liquidation Preference" shall equal the aggregate liquidation preference to be paid, if any, with respect to Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred and Series E Preferred outstanding immediately prior to the Effective Time, pursuant to the rights and preferences of such series of preferred stock set forth in the Company's Charter Documents (as defined in Section 3.01(b) hereof).

      (v)  Total Preferred Shares.  The "Total Preferred Shares" shall be equal to the sum of the Total Series A Shares, plus the Total Series B Shares, plus the Total Series C Shares, plus the Total Series D Shares, plus the Total Series E Shares.

      (vi)  Total Series A Shares.  The "Total Series A Shares" shall be equal to the number of shares of Series A Preferred outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred to be canceled pursuant to Section 2.02(e) hereof) multiplied by 9.5022316.

      (vii)  Total Series B Shares.  The "Total Series B Shares" shall be equal to the number of shares of Series B Preferred outstanding immediately prior to the Effective Time (other than any shares of Series B Preferred to be canceled pursuant to Section 2.02(e) hereof) multiplied by 2.

      (viii)  Total Series C Shares.  The "Total Series C Shares" shall be equal to the number of shares of Series C Preferred outstanding immediately prior to the Effective Time (other than any shares of Series C Preferred to be canceled pursuant to Section 2.02(e) hereof).

      (ix)  Total Series D Shares.  The "Total Series D Shares" shall be equal to the number of shares of Series D Preferred outstanding immediately prior to the Effective Time (other than any shares of Series D Preferred to be canceled pursuant to Section 2.02(e) hereof).

      (x)  Total Series E Shares.  The "Total Series E Shares" shall be equal to the number of shares of Series E Preferred outstanding immediately prior to the Effective Time (other than any shares of Series E Preferred to be canceled pursuant to Section 2.02(e) hereof).

      (xi)  Company Capital Stock.  "Company Capital Stock" shall mean the Company Common Stock, the Series A Preferred, the Series B Preferred, the Series C Preferred, the Series D Preferred and the Series E Preferred of the Company.

      (xii)  Adjusted Average Closing Price.  The "Adjusted Average Closing Price" shall be equal to either (A) the Average Closing Price (rounded to the third decimal), if the Average Closing Price is greater than $34.127 and less than $41.711, or (B) $34.127, if the Average Closing Price is equal to or less than $34.127, or (C) $41.711, if the Average Closing Price is equal to or greater than $41.711.

      (xiii)  Average Closing Price.  The "Average Closing Price" shall be the sum of the closing prices of one share of Parent Common Stock on the Nasdaq National Market for each of the five (5) trading days ending on the close of the trading day immediately preceding the Closing Date, as reported in the U.S. Midwest edition of the Wall Street Journal for such trading day, divided by 5.

    (d)  Escrow.  A number of shares of Parent Common Stock to be issued at the Effective Time (none of which shares of Parent Common Stock shall be unvested or subject to any right of redemption, repurchase, right of first refusal, risk of forfeiture or other condition in favor of Parent) equal to $125,000,000 (valued at the Adjusted Average Closing Price) shall be held in escrow (the "Escrow Amount") pursuant to Article X of this Agreement to compensate Parent and its affiliates (including the Surviving Corporation) for any Parent Losses (as defined in Section 10.02(a) hereof) incurred in connection with this Agreement and the transactions contemplated hereby. The holders of Company Capital Stock to whom the Escrow Amount is issuable pursuant to Section 2.02(a) and (b) of this Agreement shall be the owners of the Escrow Amount, unless and until, and to the extent that, any portion of the Escrow Amount is offset by the amount of any Parent Loss pursuant to Section 10.02 of this Agreement. The Escrow Amount shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement.

    (e)  Cancellation of Company-Owned Stock.  Each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held in the treasury of the Company or owned by the Company or any direct or indirect subsidiary the Company shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

    (f)  Conversion of Merger Sub Common Stock.  Each share of common stock, par value $0.001 per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    (g)  Adjustments to Exchange Ratio and Adjusted Average Closing Price.  The Exchange Ratio and Adjusted Average Closing Price shall be adjusted, as applicable, to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time, so as to provide holders of Company Capital Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, distribution, reorganization, recapitalization or other like change.

    (h)  Fractional Shares.  No fraction of a share of Parent Common Stock will be issued, but in lieu thereof, each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall be entitled to receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Adjusted Average Closing Price.

    (i)  Legend.  All references in this Agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights to purchase shares of Parent Common Stock pursuant to the Second Amended and Restated Rights Agreement, dated as of November 28, 1995 between Parent and Wells Fargo Bank Minnesota, National Association (formerly Norwest Bank, Minnesota, National Association), except where the context otherwise requires. The shares of Parent Common Stock to be issued to holders of Company Capital Stock (as set forth in Section 2.02 hereof) shall bear the following legend:

    "The securities represented by this certificate have not been registered under the federal Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, transferred, assigned, pledged, offered or otherwise disposed in the absence of an effective registration statement under applicable securities laws or an opinion of counsel reasonably satisfactory to Parent that such registration is not required."

    2.02  Stock Options

    (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company's 1998 Stock Plan (each, a "Company Option"), whether vested or unvested, shall be assumed by Parent and converted into an option (each, a "Parent Option" ) to acquire, on substantially the same terms and conditions as were applicable under such Company Option, the number of whole shares of Parent Common Stock equal to the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of shares of Parent Common Stock), and the per share exercise price of the shares of Parent Common Stock issuable upon exercise of such Parent Option shall be equal to the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). The Company shall not, and shall cause any administrator of the Company's 1998 Stock Plan not to, take any action prior to the Effective Time that will extend the exercise period of any Company Option or cause the vesting period of any Company Option to accelerate under any circumstances, regardless of whether such circumstances are to occur before or after the Effective Time, or otherwise amend the terms of outstanding Company Options.

    (b) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Parent Options. As soon as practicable after the Effective Time, but no later than fifteen days after the Effective Time, Parent shall file a registration statement with the SEC on Form S-8 (or any successor form) or another appropriate form with respect to the Parent Common Stock subject to such Parent Options, and shall use all commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding.

    (c) In the case of any Company Option to which Section 421 of the Code applies by reason of Section 422 of the Code ("Incentive Stock Options"), the option exercise price, the number of shares of Parent Common Stock purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

    (d) Parent will make good faith efforts to ensure, to the extent permitted by the Code and to the extent required by and subject to the terms of any such Incentive Stock Options, that Company Options which qualified as Incentive Stock Options prior to the Effective Date continue to qualify as Incentive Stock Options of Parent after the Effective Date. Parent makes no representation regarding the qualification of such Company Options as Incentive Stock Options. Parent gives no guarantee or assurances of any particular result with respect to Taxes (as defined in Section 3.13 hereof) for any holder of Company Options.

    (e) As soon as practicable after the Effective Time, Parent or the Surviving Corporation shall deliver to the holders of Company Options appropriate notices setting forth such holders' rights pursuant to such Company Options (including without limitation, the number of shares the option is exercisable for and the exercise price thereof, each as adjusted by the Merger) and, except as provided herein, the agreements evidencing such Company Options shall continue in effect on the same terms and conditions.

    2.03  Exchange of Certificates.

    (a) Prior to the Effective Time, Parent shall designate a commercial bank, trust company or other financial institution, which may include Parent's stock transfer agent, to act as exchange agent ("Exchange Agent") in the Merger.

    (b) Within five business days after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article II, (i) the aggregate number of shares of Parent Common Stock issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Capital Stock together with any dividends or distributions with respect thereto, and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.01(h) (the "Exchange Fund"); provided, however, that, on behalf of the holders of Company Capital Stock, and pursuant to Article X hereof, Parent shall deposit into an escrow account a number of shares of Parent Common Stock equal to the Escrow Amount out of the aggregate number of shares of Parent Common Stock otherwise issuable pursuant to Section 2.01 (the "Escrow Fund"). The portion of the Escrow Amount contributed on behalf of each holder of Company Capital Stock shall be in proportion to the aggregate number of shares of Parent Common Stock which such holder would otherwise be entitled to receive under Section 2.01 by virtue of ownership of outstanding shares of Company Capital Stock.

    (c) Within five business days after the Effective Time, Parent shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock (less the number of shares of Parent Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to Section 2.01(d)), plus cash in lieu of fractional shares in accordance with Section 2.01, and the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.01, each Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends, to evidence the right to receive the number of full shares of Parent Common Stock into which such shares of Company Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.01(h).

    (d) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

    (e) None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Capital Stock for any amount properly delivered to a public official in compliance with any abandoned property, escheat or similar law.

    (f)  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock except as otherwise provided in this Agreement or by law.

    (g) Subject to any applicable escheat or similar laws, any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Company for one year after the Effective Date shall be delivered by the Exchange Agent to Parent, upon demand of Parent, and any former stockholders of the Company shall thereafter look only to Parent for satisfaction of their claim for certificates representing shares of Parent Common Stock in exchange for their shares of Company Capital Stock pursuant to the terms of Section 2.01 hereof.

    (h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance acceptable to the Exchange Agent, by the person claiming such Certificate to be lost, stolen or destroyed, and complying with such other conditions as the Exchange Agent may reasonably impose (including the execution of an indemnification undertaking or the posting of an indemnity bond or other surety in favor of the Exchange Agent and Parent with respect to the Certificate alleged to be lost, stolen or destroyed), the Exchange Agent will deliver to such person such shares of Parent Common Stock and cash for fractional shares, if any, as may be required pursuant to Section 2.01 hereof.

    2.04  Dissenting Shares.  For purposes of this Agreement, "Dissenting Shares" means Company Capital Stock held as of the Effective Time by a Company stockholder who has not voted such Company Capital Stock in favor of the adoption of this Agreement and the Merger and with respect to which appraisal rights have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time. Dissenting Shares shall not be converted into or represent the right to receive Parent Common Stock, unless such Company stockholder shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such Company stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then (a) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive shares of Parent Common Stock issuable in respect of such Company Capital Stock pursuant to Article II, and (b) promptly following the occurrence of such event, Parent shall deliver to the Exchange Agent a certificate representing the shares of Parent Common Stock to which such holder is entitled pursuant to Article II, less the shares of Parent Common Stock to be placed in escrow pursuant to Section 2.01(d) hereof, and shall deliver to the Escrow Agent a certificate representing such remaining shares of Parent Common Stock to which such holder is entitled (which shares shall be considered a part of the Escrow Amount for all purposes of this Agreement).

    The Company shall give Parent (a) prompt notice of any written demands for appraisal of any Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of Company Capital Stock or offer to settle or settle any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to Parent that the statements contained in this Article III are true and complete, except as set forth in the disclosure letter provided by the Company to Parent on the date hereof (the "Disclosure Letter"). The Disclosure Letter shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III. The disclosures in any section or paragraph of the Disclosure Letter shall qualify as disclosures with respect to other sections and paragraphs in this Article III to the extent that it is reasonably apparent from the reading of such disclosure that it also qualifies or applies to such other sections or paragraphs. Any reference in this Article III to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. For purposes of this Article III the phrase "to the knowledge of the Company" or any phrase or similar import shall be deemed to refer to the actual knowledge of David Paolino, William Stuart, Walter Mahla and Pirjo Tuomi, as such knowledge has been obtained after reasonable inquiry by such person within the Company (or outside the Company if such person has actual knowledge to lead such person to believe that a representation and/or warranty is untrue in any material respect), each of whom have read and understood the statements in this Article III and the Disclosure Letter.

    3.01  Incorporation; Corporate Power and Authority.

    (a) Each of the Company and the Subsidiaries (as defined in Section 3.02 hereof) is a corporation duly organized, validly existing, duly registered (if applicable) and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority necessary to carry on its business as now being conducted and to own, lease and operate its assets. The Company and each of the Subsidiaries is duly qualified as a foreign corporation to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except for those jurisdictions in which the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined below). Section 3.01 of the Disclosure Letter sets forth a true and complete list, by corporation, of all jurisdictions in which the Company and its Subsidiaries is qualified and in good standing, if applicable. As used herein, the term "Company Material Adverse Effect" means any change, effect, event or condition that (i) has had or could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations, prospects, financial condition or customer or supplier relations of the Company and its Subsidiaries, taken as a whole, other than any such change, effect, event or condition that results or arises from: (A) changes or conditions affecting the industry in which the Company markets its products and services generally, except to the extent such changes or conditions disproportionately affect the Company and its Subsidiaries, taken as a whole; (B) changes in general economic, regulatory or political conditions, except to the extent such changes or conditions disproportionately affect the Company and its Subsidiaries, taken as a whole or (C) changes or conditions in the securities markets in general; or (ii) would prevent or materially delay the Company's ability to consummate the Merger or the other transactions contemplated hereby.

    (b) Neither the Company nor any Subsidiary is in violation of any of the provisions of its Certificate of Incorporation or other applicable charter document (any such document hereinafter referred to as its "Charter Documents") or By-Laws, or other applicable governing document (any such documents hereinafter referred to as its "Governing Documents"). The Company has delivered to Parent accurate and complete copies of the respective Charter Documents and Governing Documents, as currently in effect, of each of the Company and its Subsidiaries.

    3.02  Subsidiaries.  The Company is the record and beneficial owner of all of the outstanding shares of capital stock of each of (a) BAS International, Ltd., a Delaware corporation, and (b) BAS Securities Corporation, a Massachusetts securities corporation (each, a "Subsidiary" and together, the "Subsidiaries"). Neither the Company nor any of its Subsidiaries owns, controls or holds with the power to vote, directly or indirectly, of record, beneficially or otherwise, any capital stock or any equity or ownership interests in any corporation, partnership, association, joint venture or other entity, except for the Subsidiaries. There are no proxies with respect to the shares of the Subsidiaries, and no equity securities of any Subsidiary are or may be required to be issued by reason of any options, warrants, scrip, rights to subscribe for, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any such Subsidiary, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is bound to issue, transfer or sell any shares of such capital stock or securities convertible into or exchangeable for such shares. Other than as set forth in Section 3.02 of the Disclosure Letter, all of such shares so owned by the Company are duly authorized, validly issued, fully paid and nonassessable and are owned by it free and clear of any claim, lien or encumbrance of any kind with respect thereto.

    3.03  Capitalization.

    (a) The authorized Company Capital Stock consists of 60,000,000 shares of Company Common Stock and 30,000,000 shares of preferred stock, of which 13,024,819 shares of Company Common Stock, 232,088 shares of Series A Preferred, 7,500,000 shares of Series B Preferred, 7,246,378 shares of

Series C Preferred, 1,433,333 shares of Series D Preferred and 3,000,670 shares of Series E Preferred are issued and outstanding. As of the date hereof, the issued and outstanding Company Capital Stock is held of record by the persons, with the addresses of record and in the amounts set forth in the Disclosure Letter under the caption referencing this Section 3.03. The Disclosure Letter under the caption referencing this Section 3.03 also indicates for each Company stockholder (i) the share certificate numbers held by such person and (ii) whether any shares of Company Capital Stock held by such stockholder are Company Restricted Stock or otherwise subject to a repurchase or redemption right or right of first refusal in favor of the Company, the lapsing schedule for any such restricted shares, including the extent to which any such repurchase or redemption right or right of first refusal has lapsed as of the date of this Agreement, whether (and to what extent) the lapsing will be accelerated by the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Merger, and whether such holder has the sole power to vote and dispose of such shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights or any other third party rights. All issued and outstanding shares of Company Capital Stock have been offered, sold and delivered by the Company in compliance with applicable securities and corporate laws. None of the issued and outstanding shares of Company Capital Stock have been issued in violation of any preemptive rights, rights of first refusal or similar rights. The rights and privileges of each class of Company Capital Stock are set forth in the Company's Certificate of Incorporation.

    (b) The Company has authorized and reserved 11,237,700 shares of Company Common Stock for issuance to officers, directors, employees, and consultants authorized pursuant to the Company's 1998 Stock Plan, of which 485,000 shares have been granted or issued pursuant to restricted stock agreements or stock restriction agreements and 6,247,908 shares are subject to outstanding, unexercised options. The Company has authorized and reserved 11,402,678 shares of Company Common Stock for issuance to officers, directors, employees, and consultants authorized pursuant to the Company's 1998 Restricted Stock Plan (together with the Company's 1998 Stock Plan, the "Company Plans"), of which 11,230,792 shares have been granted or issued pursuant to restricted stock agreements. The Disclosure Letter, under the caption referencing this Section 3.03(b), sets forth each outstanding Company Option, including the name of the holder of such option, the domicile address of such holder, an indication of whether such holder is an employee of the Company, the date of grant or issuance of such option, the number of shares subject to such option, the exercise price of such option and the vesting schedule for such option, including the extent vested on the date of this Agreement and whether and to what extent the exercisability of such option will or may be accelerated and become exercisable in connection with the transactions contemplated by this Agreement or by termination of employment or change in position following consummation of the Merger. The Company has made available to Parent accurate and complete copies of all stock option and restricted stock plans pursuant to which the Company has granted Company Options or Company Restricted Stock that are currently outstanding and the form of all stock option agreements, restricted stock agreements and/or awards evidencing Company Options or Company Restricted Stock, including all amendments thereto. All issued and outstanding Company Options and Company Restricted Stock have been offered, issued and delivered in compliance with applicable securities and corporate laws and all requirements set forth in applicable contracts, agreements and instruments, including without limitation the Certificate of Incorporation and Bylaws of the Company. All shares of Company Capital Stock issuable upon exercise of such Company Options, upon issuance in accordance with the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

    (c) Except for the Company Options described in the Disclosure Letter under the caption referencing Section 3.03(b), there are no options, warrants, calls, subscriptions, convertible securities, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, exchange, transfer, sell, repurchase, redeem or otherwise acquire any shares of Company Capital Stock or obligating the

Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement (including for this purpose, proposals to grant options to new employees contained in offer letters). Except as contemplated by this Agreement, there are no registration rights agreements, no voting trust, proxy or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company. The share registers and the transfer of shares of the Company, copies of which have been made available to Parent prior to the date hereof, are up-to-date, complete and correct.

    3.04  Execution, Delivery; Valid and Binding Agreement; Approval of Stockholders.

    (a) The Company has all requisite power and authority to execute and deliver, and perform its obligations under, this Agreement and, subject to obtaining the necessary approval of its stockholders, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the Company's part are necessary to authorize the execution, delivery or performance of this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than the approval by the stockholders of the Company required by applicable law and by the Company's Certificate of Incorporation). This Agreement has been duly and validly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and the Certificate of Merger and the other documents contemplated hereby, when executed and delivered by the Company, will constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms, in each case except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by general equitable principles.

    (b) The Board of Directors of the Company has, by resolutions duly adopted, unanimously (a) approved this Agreement and the filing of the Certificate of Merger and the transactions contemplated hereby and thereby, including the Merger, (b) determined that the Merger is in the best interests of the stockholders of the Company and is on terms that are fair to such stockholders and (c) resolved to recommend approval of this Agreement and the Merger by the Company's stockholders. None of the resolutions described in this Section 3.04(b) has been amended or otherwise modified in any respect since the date of adoption thereof and all such resolutions remain in full force and effect.

    3.05  No Violations, Consents, etc.  The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not: (a) contravene any provision of the Certificate of Incorporation or Bylaws of the Company; (b) violate or conflict in any material respect with any federal, state, local or foreign law, statute, ordinance, rule, regulation or any decree, writ, injunction, judgment or order of any court or administrative or other governmental body or of any arbitration award which is either applicable to, binding upon or enforceable against the Company or any of its Subsidiaries or the business or any assets of the Company or any of its Subsidiaries; (c) conflict with, result in any breach of any of the provisions of, or constitute a default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, result in the creation of a right of termination, amendment, modification, abandonment or acceleration under any indenture, hypothecation, mortgage, lease, license, loan agreement or other material agreement or instrument which is either binding upon or enforceable against the Company or any of its Subsidiaries; (d) result in the creation of any hypothecation, lien, security interest, charge or encumbrance upon the Company or any of its Subsidiaries or any of the assets of the Company or any of its Subsidiaries; or (e) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Entity or any other third party, other than (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the

Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws, and (iv) consents designated as Material Consents set forth in the Disclosure Letter under the caption referencing this Section 3.05 (the "Material Consents") (which the Company undertakes to obtain prior to the Closing Date).

    3.06  Financial Statements.

    (a) The Company has delivered to Parent true and complete copies of (i) the audited consolidated balance sheets, as of December 31, 1999, of the Company and the audited consolidated statements of income, and stockholders' equity of the Company for the year ended December 31, 1999 (collectively, the "Annual Financial Statements"), and (ii) the unaudited consolidated balance sheet, as of June 30, 2000, of the Company (the "Latest Balance Sheet") and the unaudited consolidated statements of income, and stockholders' equity of the Company for the six-month period ended June 30, 2000, (such unaudited statements and the Latest Balance Sheet being herein referred to as the "Latest Financial Statements").

    (b) The Annual Financial Statements and the Latest Financial Statements are based upon the information contained in the books and records of the Company and the Subsidiaries and fairly present in all material respects the financial condition of the Company and the Subsidiaries as of the dates thereof and results of operations for the periods referred to therein. The Annual Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated ("GAAP"). The Latest Financial Statements have been prepared on a basis consistent with the Annual Financial Statements and in accordance with GAAP applicable to unaudited interim financial statements (and thus may not contain all notes and may not contain prior period comparative data which are required to be prepared in accordance with GAAP), and reflect all adjustments necessary to a fair statement of the results for the interim period(s) presented (except for normally recurring year-end adjustments).

    (c) All accounts, books and ledgers related to the business of the Company and the Subsidiaries are accurately kept and are complete in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Except as set forth in the Disclosure Letter under the caption referencing this Section 3.06(c), the Company has none of its records, systems, controls, data, or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company.

    3.07  Absence of Undisclosed Liabilities.  Neither the Company nor any Subsidiary has any liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) and neither the Company nor any Subsidiary is a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any person, arising out of transactions or events heretofore entered into, except (a) as reflected in the Latest Balance Sheet, (b) liabilities which have arisen after the date of the Latest Balance Sheet (the "Balance Sheet Date") in the ordinary course of business (none of which is a material uninsured liability for breach of contract, breach of warranty, tort, infringement, claim or lawsuit), or (c) as otherwise set forth in the Disclosure Letter under the caption referencing this Section 3.07.

    3.08  Absence of Certain Developments.  Except as provided in the Disclosure Letter, since the Balance Sheet Date, neither the Company nor any Subsidiary has:

    (a) borrowed any amount (including advances on existing credit facilities) or incurred or become subject to any liability in excess of $100,000 in the aggregate, except (i)  current liabilities incurred in the ordinary course of business and (ii) liabilities under contracts entered into in the ordinary course of business;

    (b) hypothecated, mortgaged, pledged or subjected to any lien, charge or any other encumbrance, any of its assets with a fair market value in excess of $100,000 individually, or $300,000 in the aggregate, except (i) liens for current property taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, (iii) liens in respect of pledges or deposits under workers' compensation laws or (iv) liens set forth under the caption referencing this Section 3.08 in the Disclosure Letter (collectively, the "Permitted Liens");

    (c) discharged or satisfied any hypothecation, lien or encumbrance or paid any liability, in each case with a value in excess of $100,000 in the aggregate, other than current liabilities paid in the ordinary course of business;

    (d) sold, assigned or transferred (including, without limitation, transfers to any employees, affiliates or stockholders) any tangible assets of its business except sales of inventory in the ordinary course of business, or canceled any debts or claims except in the ordinary course of business;

    (e) sold, assigned, transferred or granted (including, without limitation, transfers to any employees, affiliates or stockholders) any licenses, patents, trademarks, trade names, domain names, copyrights, trade secrets or other intangible assets, other than licenses on a non-exclusive basis in conjunction with the sale of product in the ordinary course of business;

    (f)  disclosed, to any person other than Parent and authorized representatives of Parent, any proprietary confidential information, other than pursuant to a confidentiality agreement limiting the use or further disclosure of such information, which agreement is identified in the Disclosure Letter under the caption referencing this Section 3.08 or was entered into in the ordinary course of business and is in full force and effect on the date hereof;

    (g) waived any rights of material value or suffered any extraordinary losses or adverse changes in collection loss experience, whether or not in the ordinary course of business or consistent with past practice;

    (h) accrued, declared or paid any dividends or other distributions with respect to any shares of the capital stock of the Company or its Subsidiaries or redeemed or purchased, directly or indirectly, any shares of capital stock or any outstanding options or other rights to acquire any of such stock of the Company or its Subsidiaries, and, in addition to the foregoing, since June 1, 2000, has not repurchased any Company Restricted Stock;

    (i)  issued, sold or transferred any of its equity securities (other than pursuant to grants from the Company's option plans and the exercise of Company Options), securities convertible into or exchangeable for its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or debt securities;

    (j)  suffered any material theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance;

    (k) entered into or modified any employment, severance or similar agreements or arrangements with, or granted any bonuses, salary or benefits increases, severance or termination pay to, any employee other than in the ordinary course of business and consistent with past practice or to any officer or consultant;

    (l)  adopted or amended any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, trust, fund or group arrangement for the benefit or welfare of any employees, officer, director or affiliate;

    (m) made any capital expenditure or commitment therefor in excess of $300,000 individually, or $1,000,000 in the aggregate;

    (n) made any loans or advances to, or guarantees for the benefit of, any persons;

    (o) acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture or other business organization or division or material assets thereof;

    (p) made any charitable contributions or pledges; or

    (q) made any change in accounting principles or practices from those utilized in the preparation of the Annual Financial Statements.

    3.09  Title to Properties.

    (a) Neither the Company nor any Subsidiary owns any real property. The real property covered by the leases (the "Leases") described under the caption referencing this Section 3.09 in the Disclosure Letter constitutes all of the real property rented, used or occupied by the Company and the Subsidiaries (the "Real Property"). The Real Property has direct access, sufficient for the conduct of the Company's and the Subsidiaries' business as now conducted, to public roads and to all necessary utilities.

    (b) The Leases are in full force and effect and the Company and each Subsidiary, as applicable, holds a valid and existing leasehold interest under each of the respective Leases for the term set forth under such caption referencing Section 3.09 in the Disclosure Letter. The Company has delivered to Parent complete and accurate copies of each of its Leases, and none of the Leases has been modified in any respect, except to the extent that such modifications are disclosed by the copies delivered to the Company. Neither the Company nor any Subsidiary is in default in any material respect, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under any of the Leases.

    (c) The Company or one of the Subsidiaries owns good and marketable title to each of the tangible properties and tangible assets reflected on the Latest Balance Sheet or acquired since the date thereof, free and clear of all hypothecations, liens and encumbrances, except for (i) liens for current Taxes not yet due and payable, (ii) the Real Property subject to the Leases, (iii) personal property used by the Company and subject to lease, all of which leases are identified in the Disclosure Letter under the caption referencing this Section 3.09, and (iv) assets disposed of since the Balance Sheet Date in the ordinary course of business.

    (d) All of the buildings, machinery, equipment and other tangible assets that are necessary for the conduct of their business are in good condition and repair, ordinary wear and tear excepted with respect to all of such assets, and are usable in the ordinary course of business. The Company and the Subsidiaries own, or lease under valid leases, all buildings, machinery, equipment and other tangible assets necessary for the conduct of their business as currently conducted.

    (e) Neither the Company nor any Subsidiary is in violation in any material respect of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used in the operation of its business, and neither the Company nor any Subsidiary has received any notice of any such violation, or notice of the existence of any threatened or actual condemnation proceeding with respect to any of the Real Property, except, in each case, with respect to violations the potential consequences of which do not or are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

    3.10  Accounts Receivable.  The accounts receivable reflected on the Latest Balance Sheet are valid receivables, have arisen from bona fide transactions in the ordinary course of business, are not subject to valid counterclaims or setoffs, and, to the Company's knowledge, are collectible in accordance with their respective terms.

    3.11  Inventory.  The Company's inventory of raw materials, work in process and finished products relating to its business consists of items in all material respects of a quality and quantity usable and, with respect to finished products only, salable in the ordinary course of its business net of reserves for excess and obsolete inventory in the books and records of the Company underlying the Latest Financial Statements.

    3.12  Tax Matters.

    (a) Each of the Company and the Subsidiaries, as the case may be (each, a "Tax Affiliate" and, collectively, the "Tax Affiliates"), has: (i) timely filed (or has had timely filed on its behalf) all returns, declarations, reports, estimates, information returns, and statements ("Returns") required to be filed or sent by it in respect of any Taxes (as defined in subsection (m) below) due or payable on or prior to the date hereof or required to be filed or sent by it by any taxing authority having jurisdiction, which Returns are true and correct in all material respects and have been completed in accordance with applicable law; (ii) timely and properly paid (or has had paid on its behalf) all Taxes payable with respect to such Returns and/or the periods to which such Returns pertain; and (iii) complied with all applicable laws, rules, and regulations relating to the withholding of Taxes and the payment thereof (including, without limitation, withholding of Taxes under Sections 1441 and 1442 of the Code, or similar provisions under any foreign laws) and timely and properly withheld in all material respects from individual employee wages and all other remuneration, and from all remuneration paid to officers and directors, and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under all applicable laws.

    (b) There are no liens or security interests for Taxes upon any of the assets of the Company or any Tax Affiliate that arose in connection with any failure (or alleged failure) to pay any Tax.

    (c) Neither the Company nor the Subsidiaries have been delinquent in the payment of any Tax. No deficiency for any Taxes has been proposed, asserted or assessed against the Company or the Tax Affiliates that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company or the Tax Affiliates regarding the application of the statute of limitations or the period for assessment or reassessment with respect to any Taxes or Returns is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or Returns, nor is any such Tax audit or other proceeding pending, nor has there been any written notice to the Company by any Taxing authority regarding any such Tax, audit or other proceeding, or, to the knowledge of the Company, is any such Tax audit or other proceeding threatened in writing with regard to any Taxes or Returns. The Company expects no assessment of any additional Taxes on the Company or of any Tax Affiliates and has no knowledge of any unresolved questions, claims or disputes concerning the liability for Taxes on the Company or the Tax Affiliates which would exceed the estimated reserves established on its books and records.

    (d) Neither the Company nor any Tax Affiliate is a party to any agreement, contract or arrangement that would result, separately or in the aggregate, in any payments after Closing, that would constitute "excess parachute payments" within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Company or any Tax Affiliate that are not deductible (in whole or in part)

under Section 280G of the Code. Neither the Company nor any Tax Affiliate is a party to any agreement, contract or arrangement that would result in the payment of any amount (including, but not limited to, a gross-up payment) to any "disqualified individual" on account of the imposition of any excise tax or "excess parachute payments," all within the meaning of Sections 280G or 4999 of the Code.

    (e) Neither the Company nor any Tax Affiliate has requested or been granted any extension of time within which to file any Return, which Return has not since been filed.

    (f)  Neither the Company nor any Tax Affiliate has any liability for unpaid Taxes in respect of any fiscal periods ending on or before Closing which have not been accrued or reserved against in the Annual Financial Statements or the Latest Financial Statements, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any Tax Affiliate has incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business consistent with past practice.

    (g) The Company and any Tax Affiliate have provided to Parent copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of Company's incorporation.

    (h) Neither the Company nor any Tax Affiliate has (i) been a member of an affiliated group (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (ii) any liability for the Taxes of any person (other than the Company and the Subsidiaries), nor has the Company nor any Tax Affiliate been allocated any income or debt forgiveness of any person (other than the Company), under any provision of federal, state, local or foreign law, as a transferee or successor, by contract, or otherwise.

    (i)  Neither the Company nor any Subsidiary is a party to any tax sharing, indemnification or allocation agreement and does not owe any amount under any such agreements.

    (j)  None of the Company's or the Subsidiaries' assets are "tax-exempt use property" within the meaning of Section 168 of the Code.

    (k) The Company and the Tax Affiliates have evidence of payment for all Taxes, charges, fees, levies or other assessments of a foreign country paid or accrued from the date of the formation of each of them, respectively.

    (l)  All deductions claimed or reported on all Returns of the Company and any Tax Affiliate on account of royalties or similar fees payable with respect to any Company Intellectual Property (as defined in Section 3.14(a) hereof) of the Company or any other party are allowable in full.

    (m) For purposes of this Agreement, the term "Tax" or "Taxes" means all taxes, charges, fees, levies, or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, VAT, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, disability, workers' compensation, excise, estimated, severance, stamp, occupation, property, Goods and Services Tax (GST) or other taxes, customs duties, premiums, contributions, fees, assessments, or charges, including, without limitation, all interest and penalties thereon, and additions to Tax or additional amounts imposed by any taxing authority, domestic or foreign, upon either the Company or any Tax Affiliate (whether disputed or not).

    3.13  Contracts and Commitments.

    (a) The Disclosure Letter, under the caption referencing this Section 3.13, lists the following contracts, commitments and/or binding understandings, whether oral or written, to which the Company or any Subsidiary is a party and which are currently in effect as of the date hereof and not otherwise listed on any other schedule hereto (the "Contracts"):

       (i) all employment, agency or consulting agreements, all contracts or commitments providing for severance, termination or similar payments, including on a change of control of the Company, and all union, collective bargaining or similar agreements with labor representatives which is not terminable on 60 days notice without cost to the Company (except accrued pay, vacation pay and the like);

      (ii) all distributor, reseller, OEM, dealer, manufacturer's representative, sales agency or advertising agency, finder's and manufacturing or assembly contracts;

      (iii) all contracts terminable by any other party thereto upon a change of control of the Company or any Subsidiary or upon the failure of the Company or any Subsidiary to satisfy financial criteria specified in such contract as provided therein;

      (iv) all leases of personal property (except as otherwise set forth in Section 3.09 of the Disclosure Letter) involving more than $50,000;

      (v) all contracts between or among the Company, any Subsidiary, any stockholder of the Company, any director, officer or employee of the Company or any Subsidiary or any member of his or her immediate family or any entity affiliated with any such person relating in any way to the Company or any Subsidiary (to the extent not otherwise disclosed in Section 3.20 of the Disclosure Letter) involving more than $50,000;

      (vi) all contracts relating to the performance and payment of any surety bond or letter of credit required to be maintained by the Company or any Subsidiary involving more than $50,000;

     (vii) all confidentiality or non-disclosure agreements either not entered into in the ordinary course of business or entered into using non-Company forms;

     (viii) all agreements or indentures relating to the borrowing of money in excess of $50,000 or to mortgaging, pledging or otherwise placing a lien on any of the assets of the Company or any Subsidiary;

      (ix) all contracts or group of related contracts with the same party for the purchase of products or services under which the undelivered balance of such products or services is in excess of $50,000;

      (x) all contracts or group of related contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $50,000;

      (xi) all contracts containing exclusivity or noncompetition provisions or which would otherwise prohibit the Company or any Subsidiary from freely engaging in business anywhere in the world;

     (xii) all license agreements, transfer or joint-use agreements or other agreements providing for the payment or receipt of royalties or other compensation by the Company or any Subsidiary in connection with the Company Intellectual Property (as defined in Section 3.14(a) hereof) in excess of $50,000;

     (xiii) any and all other agreements of the Company or any Subsidiary not entered into in the ordinary course of business and that are material to the business, financial condition, results of operation or prospects of the Company;

     (xiv) any and all other contracts or commitments for capital expenditures in excess of $300,000;

     (xv) all agreements providing for the development of any products, software or Intellectual Property by or for any third party;

     (xvi) all agreements for the sale of any capital assets in excess of $50,000; and

    (xvii) all franchise agreements.

    (b) As of the date hereof, the Company or the applicable Subsidiary has performed in all material respects all obligations required to be performed by it in connection with the Contracts and is not in receipt of any written claim of default under any such Contract. As of the date hereof, neither the Company nor any Subsidiary has a present expectation or intention of not fully performing any material obligation pursuant to any Contract. The Company has no knowledge of any material breach by any other party to any Contract. As of the date hereof, the Company has no knowledge that any existing contracts or subcontracts with the Company's or any Subsidiary's customers cannot be fully performed by the Company or the applicable Subsidiary on time and without unusual expenditures of time or money. Neither the Company nor any Subsidiary has any obligation to refund payments received for work not yet performed under contracts where the percentage of work completed is less than the percentage of revenues received to date.

    (c) Prior to the date of this Agreement, the Company has made available to Parent a true and complete copy of each written Contract, and a written description of each oral Contract, together with all amendments, waivers or other changes thereto.

    3.14  Intellectual Property Rights.

    (a) The Company, together with the Subsidiaries, owned, or was validly licensed or otherwise possessed legally enforceable rights to use, all patents, patent rights, trademarks, trademark rights, industrial designs, industrial design rights, trade names, trade name rights, service marks, domain names, copyrights, and any applications for any of the foregoing, maskworks, schematics, inventions, technology, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), database, and tangible or intangible proprietary or confidential information ("Intellectual Property") at all times when such Intellectual Property was used in the business of the Company and the Subsidiaries as previously conducted and currently conducted (through and including the date hereof) by the Company and the Subsidiaries (collectively, "Company Intellectual Property").

    (b) Section 3.14(b) of the Disclosure Letter lists (i) all patents and patent applications and all registered trademarks and trademark applications, all registered industrial designs and industrial design applications, registered trade names and registered service marks, domain names and all registered copyrights included in the Company Intellectual Property, including the jurisdictions in which each such Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements other than non-exclusive licenses and sublicenses granted to customers in the ordinary course of business as to which the Company or any Subsidiary is a party and pursuant to which any third party is authorized to use any Company Intellectual Property excluding non-exclusive licenses and sublicenses granted to customers in the ordinary course of business, and (iii) all material licenses, sublicenses and other agreements as to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary is authorized to use any third-party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any product of the Company or any Subsidiary. The execution and delivery of this Agreement by the Company and the consummation of the Merger contemplated hereby will not cause either the Company or any Subsidiary to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify to any material extent such license, sublicense or agreement.

    (c) There is no unauthorized use, infringement or misappropriation of any Company Intellectual Property, any trade secret material of the Company or any Subsidiary or any Intellectual Property right of any third party to the extent exclusively licensed by or through the Company or any Subsidiary, by any third party, including any current or former employee, contractor or independent consultant, as of the date hereof.

    (d) Neither the Company nor any Subsidiary is, nor will be, as a result of the execution and delivery of this Agreement or the performance of obligations under this Agreement, in breach of any material license, sublicense or other agreement relating to the Company Intellectual Property or Third Party Intellectual Property Rights.

    (e) As of the date hereof, neither the Company nor any Subsidiary has been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, industrial designs, service marks, domain names, copyrights or violation of any trade secret or other proprietary right of any third party. Neither (i) the conduct of the business of the Company and the Subsidiaries as previously conducted and currently conducted, through the date hereof, nor (ii) the use, through the date hereof, of the Company Intellectual Property by the Company or any Subsidiary or the sale of products, through the date hereof, by the Company or any Subsidiary, infringes or violates any license, trademark, trademark right, trade name, trade name right, industrial design, industrial design right, patent, patent right, invention, service mark, domain name or copyright of any third party. No third party is, as of the date hereof, challenging the ownership or license by the Company or any Subsidiary, or the validity or effectiveness thereof, in any court proceeding to which the Company is a party, any of the Company Intellectual Property. Neither the Company nor any Subsidiary has, as of the date hereof, brought any action, suit or proceeding for infringement of Company Intellectual Property or breach of any license or agreement involving Company Intellectual Property against any third party. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of the Company or any Subsidiary, except such as may have been commenced by the Company or any Subsidiary. As of the date hereof, neither the Company nor any Subsidiary is in breach or violation of any material license agreement, and, to the knowledge of the Company, no other party is in breach or violation of, nor is any breach or violation, to the knowledge of the Company, threatened under any material license agreement to which the Company or any Subsidiary is a party.

    (f)  The Company and each Subsidiary have executed written agreements with all former and current employees, consultants, contractors and any and all other third parties who have ever been involved in any aspect of the design or creation of Company Intellectual Property which assign or exclusively license to the Company or such Subsidiary all necessary rights to Company Intellectual Property including necessary inventions, improvements, or discoveries of information, whether patentable or not, made by them during their service to the Company or such Subsidiary.

    (g) The Company and each Subsidiary have taken all reasonably necessary and appropriate steps to protect and preserve the confidentiality of all Company Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). The Company and each Subsidiary have a policy requiring each employee, consultant and independent contractor to execute nondisclosure agreements in the Company's standard forms attached to Section 3.14(g) of the Disclosure Letter. All use, disclosure or appropriation of Confidential Information owned by the Company or any Subsidiary by a third party has been pursuant to the terms of a written agreement between the Company or such Subsidiary and such third party. All use, disclosure or appropriation of Confidential Information not owned by the Company or any Subsidiary has been pursuant to the terms of a written agreement between the Company or such Subsidiary and the owner of such Confidential Information, or is otherwise lawful, which use, disclosure or appropriation would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    (h) Neither the Company nor any Subsidiary has experienced or is experiencing any material disruption or interruption of its business or operations as a result of or related to any of its information systems, data processing and other hardware, software and other systems, facilities, programs and procedures (collectively, "Information Systems") or products failing to be Y2K Compliant. "Y2K Compliant" means, with respect to any Information System or product of the Company or any Subsidiary, that such Information System or product does not, as a consequence of the advent of the year 2000, fail to, (i) handle date information involving any and all dates before, during and/or after January 1, 2000, including accepting input, providing output and performing date calculations in whole or in part; (ii) operate accurately without interruption on and in respect of any and all dates before, during and/or after January 1, 2000 and without any change in performance; (iii) respond to and process two-digit year input without creating any ambiguity as to the century; and (iv) store and provide date input information without creating any ambiguity as to the century, in each case while still preserving the level of functionality, usability, reliability, efficiency, performance and accessibility of such data and associated programs as existed prior to any modification to such Information System or product of the Company or any Subsidiary and its constituent elements to make the same Y2K Compliant.

    3.15  Litigation.  As of the date hereof, there are no actions, arbitrations, mediations, suits, proceedings, orders or investigations pending or threatened in writing against the Company or any Subsidiary, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

    3.16  Warranties.  The description of each of the Company's or any Subsidiary's product warranties set forth in the Disclosure Letter under the caption referencing this Section 3.16 is correct and complete. The Disclosure Letter summarizes under the caption referencing this Section 3.16 all claims outstanding, pending or threatened in writing for breach of any warranty relating to products sold by the Company or any Subsidiary prior to the date hereof.

    3.17  Employees.

    (a) Section 3.17(a) of the Disclosure Letter sets forth the names and total number of employees of the Company and the Subsidiaries on the date of this Agreement and further indicates (i) the names and total number of employees of the Company and the Subsidiaries employed on the date of this Agreement on a permanent basis; and (ii) the names and total number of employees of the Company and the Subsidiaries employed on the date of this Agreement on a temporary basis.

    (b) Section 3.17(b) of the Disclosure Letter contains a list of all current salaried employees of the Company and the Subsidiaries as of the date of this Agreement, and correctly reflects their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. To the knowledge of the Company, no executive employee of the Company or any Subsidiary and no group of the Company's or any Subsidiary's employees has any plans to terminate his, her or their employment. The Company and each Subsidiary has complied in all material respects at all times with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes. Neither the Company nor any Subsidiary has any material labor relations problem pending, or to the knowledge of the Company, threatened and its labor relations are satisfactory. There are no workers' compensation claims pending against the Company or any Subsidiary. To the knowledge of the Company, no employee of the Company or any Subsidiary is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of the Company and each Subsidiary. The Company or its Subsidiaries own all Intellectual Property developed by their respective current and former employees, contractors and independent consultants during the period of their employment or within the scope of their contracting or consulting relationship, as the case may be, with the Company or its Subsidiaries. No employee or former employee of the Company or any Subsidiary has any claim with respect to any Company Intellectual Property set forth in 3.14 of the Disclosure Letter.

    (c) The employment of any terminated former employee of the Company or any Subsidiary has been terminated in accordance with any applicable contractual terms and applicable law, and the Company and the Subsidiaries do not have any liability under any contract or applicable law toward any such terminated employee. The consummation of the Merger or the other transactions contemplated hereby will not cause the Company or any Subsidiary to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payments to any person.

    (d) Except as set forth in Section 3.17(d) of the Disclosure Letter, (i) there are no strikes, slowdowns, work stoppages or other labor controversies pending or, to the knowledge of the Company, threatened in writing against or otherwise affecting the employees or facilities of the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has experienced any labor strike, slowdown, work stoppage exceeding 24 hours or other material labor controversy involving its employees within the past two years; (iii) no labor representatives hold bargaining rights with respect to any employees of the Company or any Subsidiary, and there are no current or, to the knowledge of the Company, threatened attempts to organize or establish any trade union or employee association with respect to the Company or any Subsidiary; (iv) the Company and each Subsidiary has paid in full to all employees all wages, salaries and commissions due and payable to such employees and has fully reserved on such Company's or such Subsidiary's accounts all amounts for wages, salaries and commissions due but not yet payable to such employees; (v) the Company and each Subsidiary has paid in full all social security, social welfare, payroll, national insurance or similar contributions or Taxes, and other contributions or Taxes due on wages, salaries, commissions and all other amounts paid to past or present employees; and (vi) there have been no lay-offs of employees or senior employees or work reduction programs undertaken by or on behalf of the Company or the Subsidiaries in the past two years, and no such programs have been adopted by any of the Company's or Subsidiaries' boards of directors or publicly announced.

    (e) The Disclosure Letter, under the caption referencing this Section 3.17(e), sets forth a list of all employees of the Company who hold a temporary work authorization, including without limitation H-1B, F-1 or J-1 visas or work authorizations (the "Work Permits"), setting forth the name of the employees, the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, all of the information that the Company provided to the Department of Labor and the Immigration and Naturalization Service (the "INS" ) in the application for such Work Permit was, to the Company's knowledge, true and complete at the time of filing and is, to the Company's knowledge, true and complete as of the date hereof. The Company received the appropriate notice of approval from the INS with respect to each such Work Permit. The Company has not received any notice from the INS or any other governmental authority that any Work Permit has been revoked. There is no action pending or threatened in writing to revoke or adversely modify the terms of any of the Work Permits.

    3.18  Employee Benefit Plans.

    (a) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and "Plan" means every plan, fund, contract, program and arrangement (whether written or not) which is maintained or contributed to by the Company for the benefit of present or former employees or with respect to which the Company otherwise has current or potential liability. "Plan" includes any arrangement intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, workers' compensation, life insurance, death, disability, legal services, severance, sickness, accident, or cafeteria plan benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA), (iii) bonus, incentive compensation, stock option, stock appreciation right, phantom stock or stock purchase benefits, change in control benefits or (iv) salary continuation, unemployment, supplemental unemployment, termination pay, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA). The Disclosure Letter, under the caption referencing this Section 3.18(a), sets forth all Plans by name and brief description identifying: (i) the type of Plan, including a specific reference to any Plan which provides benefits (or increased benefits or vesting) as a result of a change in control of the Company, and (ii) the participating employees in the Plan.

    (b) To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all Plans comply in all material respects with the requirements of ERISA and the Code. With respect to the Plans, (i) all required contributions which are due have been made and an accrual to the extent required by GAAP has been made on the books and records of the Company for all future contribution obligations; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iii) there have been no nonexempt prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code). Except as otherwise disclosed in the Disclosure Letter under the caption referencing this Section 3.18(b), all benefits under the Plans (other than Code Section 125 cafeteria plans) are payable either through a fully-funded trust or an insurance contract and no welfare benefit Plan (as defined in Section 3(1) of ERISA) is self-funded.

    (c) Parent has received or has had made available to it true and complete copies of (i) all Plan documents, including related trust agreements or funding arrangements; (ii) the most recent determination letter, if any, received by the Company from the Internal Revenue Service (the "IRS") regarding the Plans and any amendment to any Plan made subsequent to any Plan amendments covered by any such determination letter; (iii) the most recent financial statements for the Plans, if any; (iv) the most recently prepared actuarial valuation reports, if any; (v) current summary plan descriptions; (vi) annual returns/reports on Form 5500 and summary annual reports for each of the most recent three plan years, and (vii) any filings with the IRS or the Department of Labor ("DOL") within the last five years preceding the date of this Agreement. To the knowledge of the Company, nothing has occurred that could materially adversely affect the qualification of the Plans and their related trusts.

    (d) Except as set forth in Section 3.18 of the Disclosure Letter, the Company does not maintain or contribute to (and has never contributed to) any multiemployer plan, as defined in Section 3(37) of ERISA. The Company has no actual or potential material liabilities under Title IV of ERISA, including under Section 4201 of ERISA for any complete or partial withdrawal from a multiemployer plan.

    (e) The Company has no actual or potential material liability for death or medical benefits after separation from employment, other than (i) death benefits under the employee benefit plans or programs (whether or not subject to ERISA) set forth in Section 3.18 of the Disclosure Letter and (ii) health care continuation benefits described in Section 4980B of the Code or other applicable law.

    (f)  Neither the Company nor any of its directors, officers, employees or other "fiduciaries", as such term is defined in Section 3(21) of ERISA, has committed any breach of fiduciary responsibility imposed by ERISA or any other applicable law with respect to the Plans which would subject the Company, Parent or any of their respective directors, officers or employees to any material liability under ERISA or any applicable law.

    (g) There are no other trades or businesses (other than Subsidiaries of the Company), whether or not incorporated, which, together with the Company, would be deemed to be a "single employer" within the meaning of Code Sections 414(b), (c) or (m).

    (h) Except with respect to Taxes on benefits paid or provided, no Tax has been waived or excused, has been paid or is owed by any person (including, but not limited to, any Plan, any Plan fiduciary or the Company) with respect to the operations of, or any transactions with respect to, any Plan. No action has been taken by the Company, nor has there been any failure by the Company to take any action, nor is any action or failure to take action contemplated by the Company (including all actions contemplated under this Agreement), that would subject any person or entity to any liability or Tax imposed by the IRS or DOL in connection with any Plan. No reserve for any Taxes has been established with respect to any Plan by the Company nor has any advice been given to the Company with respect to the need to establish such a reserve.

    (i)  There are no (i) legal, administrative or other proceedings or governmental investigations or audits, or (ii) complaints to or by any Governmental Entity, which are pending, anticipated or, to the knowledge of the Company, threatened, against any Plan or its assets, or against any Plan fiduciary or administrator, or against the Company or its officers or employees with respect to any Plan.

    (j)  There are no leased employees, as defined in Section 414(n) of the Code, providing services to the Company, that must be taken into account with respect to the requirements under Section 414(n)(3) of the Code.

    (k) Each Plan may be terminated directly or indirectly by Parent and the Company, in their sole discretion, at any time before or after the Effective Date in accordance with its terms, without causing Parent or the Company to incur any liability to any person, entity or government agency for any conduct, practice or omission of the Company which occurred prior to the Effective Date, except for liabilities to, and the rights of, the employees thereunder accrued prior to the Effective Date, or if later, the time of termination, and except for continuation rights required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable law, reasonably expected to have a cost to the Company in excess of $500,000.

    (l)  "Foreign Plan" means every plan, fund, contract program and arrangement (whether written or not) which is maintained or contributed to by the Company or an affiliate for the benefit of present or former employees working outside of the United States or with respect to which the Company or an affiliate otherwise has current or potential liability for such current or former employees other than plans mandated by applicable law. Foreign Plan may include plans that also benefit United States employees and include any arrangement intended to provide: (i) medical, surgical, health care, hospitalization, dental, vision, workers compensation, life insurance, death, disability, legal services, severance, sickness, or accident benefits; (ii) pension, profit sharing, retirement, supplemental retirement or deferred compensation benefits; (iii) bonus, incentive compensation, stock option, stock appreciation rights, phantom stock or stock purchase benefits, change in control benefits; or (iv) salary continuation, unemployment, supplemental unemployment, termination pay, vacation or holiday benefits. Section 3.18 of the Disclosure Letter sets forth all Foreign Plans by name and provides a brief description for each plan. Except as described in Section 3.18 of the Disclosure Letter, no condition, agreement or plan provision limits the right of the Company or an affiliate to amend, cut back or terminate any Foreign Plan, nor will the transaction contemplated by this Agreement limit the right of the Company or an affiliate or Parent to amend, cut back or terminate any Foreign Plan and none of the benefits under a Foreign Plan have been materially augmented. Either as a matter of law or to obtain the intended tax treatment and tax benefits, the Foreign Plans have at all times complied with and been duly administered in accordance with all applicable laws and regulations and requirements having force of law and in accordance with their terms. There are not in respect of any Foreign Plan or the benefits thereunder any actions, suits or claims pending or threatened other than routine claims for benefits. Neither the Company nor any of its affiliates have received any notice or directive that it has not complied with all material provisions of the Foreign Plans applicable to it and has no knowledge of any reason why the tax exempt (or favored) status, if any of the Foreign Plans might be withdrawn.

    3.19  Insurance.  The Company has at all times maintained insurance relating to its business and covering property, fire, casualty, liability, life, workers' compensation, and all other forms of insurance customarily obtained by businesses in the same industry. Such insurance: (a) is in full force and effect; (b) is sufficient for compliance, in all material respects, with all requirements of applicable law and of any contract or agreement to which the Company or such Subsidiary is subject; (c) insures against risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated; and (d) provides commercially reasonable insurance coverage for the activities of the Company or such Subsidiary.

    3.20  Affiliate Transactions.  Except as disclosed in the Disclosure Letter under the caption referencing this Section 3.20, and other than pursuant to this Agreement, no officer, director or salaried (i.e. non-exempt) employee of the Company or any Subsidiary or any member of the immediate family of any such officer, director or salaried (i.e. non-exempt) employee, or any entity in which any of such persons owns any beneficial interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons) (collectively "insiders"), has any agreement with the Company or any Subsidiary (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of the Company or any Subsidiary (other than ownership of capital stock of the Company). None of the insiders (other than directors who represent venture capital firms), has any direct or indirect interest (other than any publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than one percent of the stock of which is beneficially owned by any of such persons) in any competitor, vendor, supplier or customer of the Company or any Subsidiary or in any person, firm or entity from whom or to whom the Company or any Subsidiary leases any property, or in any other person, firm or entity with whom the Company or any Subsidiary transacts business of any nature. For purposes of this Section 3.20, the members of the immediate family of an officer, director or salaried employee shall consist of the spouse, parents, children and siblings of such officer, director or salaried employee.

    3.21  Customers and Suppliers.  The Disclosure Letter, under the caption referencing this Section 3.21, lists the 10 largest customers and the 10 largest suppliers of the Company and the Subsidiaries for the fiscal year ended December 31, 1999 and for the six-month period ended June 30, 2000 and sets forth opposite the name of each such customer or supplier the approximate percentage of net sales or purchases by the Company and the Subsidiaries attributable to such customer or supplier for each such period. Since the Balance Sheet Date, as of the date hereof, no customer or supplier listed on the Disclosure Letter under the caption referencing this Section 3.21 has indicated that it will stop or substantially decrease the rate of business done with the Company except for changes in the ordinary course of the Company's business.

    3.22  Compliance with Laws; Permits.

    (a) The Company and each Subsidiary and each of their respective officers, directors, agents and employees have complied with all applicable laws, regulations and other requirements, including, but not limited to, federal, state, local and foreign laws, ordinances, rules, regulations and other requirements pertaining to product labeling, consumer products safety, equal employment opportunity, immigration, employee retirement, affirmative action and other hiring practices, occupational safety and health, workers' compensation, unemployment and building and zoning codes, which affect the business or the assets of the Company or the Subsidiaries or the Real Property and to which the Company or the Subsidiaries may be subject, and no claims have been filed against the Company or any Subsidiary alleging a violation of any such laws, regulations or other requirements. Neither the Company nor any Subsidiary is relying on any exemption from or deferral of any such applicable law, regulation or other requirement that would not be available to it after the Closing.

    (b) The Company and each Subsidiary have, in full force and effect, all licenses, approvals, permits and certificates, from federal, state and foreign authorities and all material licenses, approvals, permits and certificates from local authorities, in each case, necessary to conduct their respective business and own and operate their respective assets in all material respects (collectively, the "Permits"). The Company and each Subsidiary have conducted its business in compliance with all material terms and conditions of the Permits.

    (c) Neither the Company, any Subsidiary nor any person representing the Company or any Subsidiary has offered, authorized, promised, made or agreed to make gifts of money, other property or similar benefits (other than incidental gifts of articles of nominal value) to any actual or potential customer, supplier, governmental employee, political party, political party official or candidate, official of a public international organization or any other person in a position to assist or hinder the Company or the Subsidiaries in connection with any actual or proposed transaction, other than payments required or permitted by the laws of the applicable jurisdiction; provided, however, that any such payments shall have been in compliance with the U.S. Foreign Corrupt Practices Act.

    (d) The Company has conducted its export transactions in accordance with applicable provisions of export control laws and regulations, including, without limitation, any laws and regulations relating to the export of technology.

    (e) The Company does not have and has not had in the past any legal obligation to file any form, report, schedule, statement, proxy statement or other document or information with the SEC, and the Company has not filed with the SEC any such form, report, schedule, statement, proxy statement or other document or information.

    3.23  Environmental Matters.

    (a) Each of the Company and the Subsidiaries (i) has been in compliance and are presently complying with all applicable health, safety and Environmental Laws (defined below), and (ii) has obtained all material permits, licenses and authorizations which are required under all applicable health, safety and Environmental Laws and are in compliance in all material respects with such permits, licenses and authorizations. To the Company's knowledge, none of the leased Real Property (including without limitation soils and surface and ground waters) are contaminated with any Hazardous Materials in quantities which require investigation or remediation under Environmental Laws. Neither the Company nor any Subsidiary is liable for any off-site contamination, and there is no environmental matter which could reasonably be expected to expose the Company or any Subsidiary to a claim to clean-up any Hazardous Materials or otherwise to remedy any pollution or damage at any of the properties utilized in the Company's or such Subsidiary's business under any Environmental Laws.

    (b) For purposes of this Agreement, the term (i) "Environmental Laws" means all applicable federal, state, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to pollution, contamination or protection of the environment (including, without limitation, all applicable federal, state, local and other foreign laws, rules, regulations, codes, ordinances, orders, decrees, directives, permits, licenses and judgments relating to Hazardous Materials in effect as of the date of this Agreement), and (ii) "Hazardous Materials" means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any federal, state, local or other foreign law, statute, code, ordinance, regulation, rule or other requirement relating to such substance or otherwise relating to the environment or human health or safety, including without limitation any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the Company or any Subsidiary to any imposition of costs or liability under any Environmental Law.

    3.24  Bank Accounts.  The Disclosure Letter under the caption referencing this Section 3.24 sets forth a full and complete list of all bank accounts and safe deposit boxes of the Company and each Subsidiary, the number of each such account or box, and the names of the persons authorized to draw on such accounts or to access such boxes. All cash in such accounts is held in demand deposits and is not subject to any restriction or documentation as to withdrawal.

    3.25  Indemnification Obligations.  The Company has no knowledge of any action, proceeding or other event pending or threatened in writing against any officer or director of the Company or any Subsidiary which would give rise to any indemnification obligation of the Company or any Subsidiary to its officers and directors under its Charter Documents, Governing Documents or any agreement between the Company or any Subsidiary and any of their respective officers or directors.

    3.26  Brokerage.  Except as set forth in the Disclosure Letter under the caption referencing this Section 3.26, no third party shall be entitled to receive any brokerage commissions, finder's fees, fees for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.

    3.27  Vote Required.  The affirmative vote or written consent of (i) the holders of a majority of the shares of the Company Capital Stock, voting together as a single class and (ii) the holders of a majority of the shares of the Company's Series B Preferred Stock and Series C Preferred Stock, each voting as a separate class, are the only actions of the holders of any of the Company's capital stock necessary to approve this Agreement and the transactions contemplated thereby.

    3.28  State Takeover Statutes.  The board of directors of the Company has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203 of the DGCL) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

    3.29  Accounting Matters.  Neither the Company, the Subsidiaries nor, to the knowledge of the Company, any of their respective affiliates has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

    3.30  Tax Matters.  Neither the Company nor, to its knowledge, any of its affiliates, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by Parent or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    3.31  Disclosure.  Neither this Agreement nor any of the Exhibits hereto nor the officer certificates delivered by or on behalf of the Company pursuant to Sections 7.01(e), 7.02(j)(i) and 7.02(j)(ii) hereof nor the Disclosure Letter nor any of the Annual Financial Statements and Latest Financial Statements hereof, taken as a whole, contain any untrue statement of a material fact regarding the Company or the Subsidiaries or their business or the transactions contemplated by this Agreement. This Agreement, the Exhibits hereto, the officer certificates delivered to Parent by or on behalf of the Company pursuant to Sections 7.01(e), 7.02(j)(i) and 7.02(j)(ii) hereof, the Disclosure Letter and the Annual Financial Statements and Latest Financial Statements, taken as a whole, do not omit any material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub hereby represent and warrant to the Company that:

    4.01  Incorporation and Corporate Power.  Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

    4.02  Execution, Delivery; Valid and Binding Agreement.  Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation of the Merger and the other transactions contemplated hereby, have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, and the Certificate of Merger, the Escrow Agreement, the Registration Rights Agreement and the other documents contemplated hereby, when executed and delivered by Parent and/or Merger Sub, will constitute the valid and binding obligations of Parent and/or Merger Sub, in each case except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by general equitable principles.

    4.03  No Violations, Consents, etc.  The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, conflict with or result in any breach of any of the provisions of, constitute a default under, result in a violation of, result in the creation of a right of termination under the provisions of the Articles of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Merger Sub or any hypothecation, indenture, mortgage, lease, loan agreement or other agreement or instrument by which either Parent or Merger Sub is bound or affected the breach, default, violation or termination of which would result in a Parent Material Adverse Effect (as defined below). No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby other than (a) in connection with the applicable requirements of the HSR Act, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (c) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state and federal securities laws and the rules of the Nasdaq National Market. As used in this Agreement, the term "Parent Material Adverse Effect" means any change, effect, event or condition that (i) has had or could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole (other than any such change, effect, event or condition that results or arises from: (A) changes or conditions affecting the industry in which Parent markets its products and services generally, except to the extent such changes or conditions disproportionately affect Parent and its subsidiaries, taken as a whole; (B) changes in general economic, regulatory or political conditions, except to the extent such changes or conditions disproportionately affect Parent and its subsidiaries, taken as a whole; or (C) changes in the market price of Parent Common Stock, in and of itself and not specifically related to any breach by Parent of any representation, warranty or covenant hereunder; or (ii) would prevent or materially delay Merger Sub's or Parent's ability to consummate the Merger or the other transactions contemplated hereby.

    4.04  SEC Filings; Financial Statements.

    (a) Parent has filed all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by it since October 31, 1997 to the date hereof (collectively, as supplemented and amended since the time of filing, the "Parent SEC Reports") with the SEC. The Parent SEC Reports, including all Parent SEC Reports filed after the date of this Agreement, (i) were or will be prepared in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed or will not at the time they are filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Parent SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Parent SEC Report filed prior to the date of this Agreement.

    (b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its subsidiaries included or incorporated by reference in such Parent SEC Reports comply, as to form, as of the respective dates of filing with the SEC, in all material respects with all applicable Securities Act regulations and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto) and present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except, in the case of all such financial statements that are interim financial statements, for normal year-end adjustments). The representation in the preceding sentence does not apply to any misstatement or omission in any Parent SEC Report filed prior to the date of this Agreement which was superseded by a subsequent Parent SEC Report filed prior to the date of this Agreement.

    4.05  Parent Common Stock.  The shares of Parent Common Stock to be issued pursuant to the Merger will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights under the Minnesota Business Corporations Act and the Charter Documents of Parent; provided, however, that the Parent Common Stock to be issued to stockholders of the Company will be subject to restriction on transfer under applicable federal and state securities laws.

    4.06  Parent Options.  The Parent Options to be issued by Parent as set forth in Section 2.03 hereof shall be duly authorized and validly issued in accordance with the terms of this Agreement, and any Parent Common Stock issued upon exercise thereof and payment therefore in accordance with the terms of the relevant share option plan and option agreement under which the Company Option was granted and this Agreement, shall, when issued, be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights under the Minnesota Business Corporations Act and the Charter Documents of Parent.

    4.07  Merger Sub.  All of the outstanding capital stock of Merger Sub is owned by Parent free and clear of any lien, claim or encumbrance or any agreement with respect thereto. Since the date of its incorporation, Merger Sub was formed solely for the purpose of the Merger and the transactions contemplated by this Agreement and has not engaged in any activity of any nature except in connection with or as contemplated by this Agreement.

    4.08  Tax Matters.  Neither Parent nor Merger Sub, nor, to Parent's knowledge, any of Parent's affiliates, has taken or agreed to take any action that (without regard to any action taken or agreed to be taken by the Company or any of its affiliates) would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    4.09  Nasdaq Requirements.  Parent is not required to obtain shareholder approval of this Agreement or the transactions contemplated hereby pursuant to the rules of the Nasdaq National Market applicable to listed companies.

    4.10  Capitalization.  The authorized capital stock of Parent consists of 1,200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, no par value (the "Parent Preferred Stock" ). As of the close of business on September 12, 2000, (a) 710,234,681 shares of Parent Common Stock were issued and outstanding, and (b) no shares of Parent Preferred Stock were issued and outstanding.

    4.11  Litigation.  Except as disclosed in the Parent SEC Reports filed prior to the date hereof, as of the date hereof, there are no material actions, arbitrations, mediations, suits, proceedings, orders or investigations pending or threatened in writing against Parent, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board bureau, agency or instrumentality, domestic or foreign or any other person.

    4.12  Qualification of the Merger as a Tax-Free Reorganization

    (a) Parent has no plan or intention to liquidate the Surviving Corporation or to merge the Surviving Corporation with or into any other corporation or entity, including Parent or its Affiliates, or to sell, distribute or otherwise dispose of the stock of the Surviving Corporation which Parent will acquire in the Merger, or to cause the Surviving Corporation to sell, distribute, or otherwise dispose of any of its assets, all except in the ordinary course of business or if such liquidation, merger, or disposition is described in Section 368(a)(2)(C) or Treasury Regulation Section 1-368-2(k).

    (b) Parent has no plan or intention, following the Merger, to issue any additional shares of stock of the Surviving Corporation or to create any new class of stock of the Surviving Corporation.

    (c) Parent has no plan or intention to reacquire any of the shares of Parent Common Stock to be issued pursuant to Section 2.01.

    (d) Following the Merger, the Surviving Corporation will continue the Company's historic business or use a significant portion of the Company's historic business assets in a business as required by Section 368 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE V
CONDUCT PRIOR TO THE CLOSING

    5.01  Conduct of the Business.  The Company shall, and shall cause each Subsidiary to, observe each term set forth in this Section 5.01 and agree that except as set forth in Section 5.01 of the Disclosure Letter, from the date hereof until the Closing Date, unless otherwise consented to by Parent in writing:

    (a) The business of the Company and each Subsidiary shall be conducted only in, and none of the Company or the Subsidiaries shall take any action except in, the ordinary course of the Company's and each Subsidiary's business and in accordance in all material respects with all applicable laws, rules and regulations and the Company's and each Subsidiary's past custom and practice;

    (b) Neither the Company nor any Subsidiary shall, directly or indirectly, do or permit to occur any of the following: (i) issue or sell any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any Company Capital Stock except for issuances of shares upon exercise of outstanding Company Options; (ii) sell, pledge, dispose of or encumber any of its assets, except in the ordinary course of business; (iii) amend or propose to amend its Charter Documents or Governing Documents; (iv) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Company Capital Stock; (v) redeem, purchase or acquire or offer to acquire any shares of its Company Capital Stock or other securities of such entity except with regard to shares which may be repurchased under certain restricted stock agreements entered into by the Company prior to the date hereof, all of which agreements have been disclosed in the Disclosure Letter under the caption referencing Section 3.13; (vi) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof; (vii) incur any indebtedness for borrowed money (including advances on existing credit facilities) or issue any debt securities; (viii) permit any accounts payable owed to trade creditors to remain outstanding more than 60 days; (ix) accelerate, beyond the normal collection cycle, collection of accounts receivable; (x) amend or modify any Contract listed on Schedule 3.13 of the Disclosure Letter, or enter into any contract or agreement that otherwise would be listed on Section 3.13 of the Disclosure Letter if such contract or agreement had been in effect on the date of this Agreement; or (xi) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 5.01(b);

    (c) Neither the Company nor any Subsidiary shall, directly or indirectly, (i) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any promotions, bonuses, salary increases, severance or termination pay to, any officers, directors or consultants, or (ii) in the case of employees who are not officers, take any action with respect to the grant of any promotions, bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof; provided, however, notwithstanding clauses (i) and (ii) above, (A) in the case of employees who are not officers of the Company, the Company may grant such employees annual salary and/or wage increases (without change in job classification, as may be consistent with past practice in connection with increases in annual compensation and (B) in the case of all employees (including executive officers), the Company may pay quarterly bonuses as may be consistent with past practice in connection with the grant of such bonuses.

    (d) Neither the Company nor any Subsidiary shall adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, trust, fund or group arrangement for the benefit or welfare of any employees or any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangements for the benefit or welfare of any director, except as otherwise contemplated in this Agreement;

    (e) Neither the Company nor any Subsidiary shall cancel or terminate its current insurance policies or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

    (f)  The Company and each Subsidiary shall use its commercially reasonable efforts to (i) preserve intact the Company's and each Subsidiary's business organization and goodwill, keep available the services of the Company's and each Subsidiary's officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with the Company and each Subsidiary; (ii) confer on a regular and frequent basis with representatives of Parent to report operational matters and the general status of ongoing operations; (iii) not intentionally take any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue at the Closing; (iv) notify Parent of any emergency or other change in the normal course of the Company's or each Subsidiary's business or in the operation of the Company's and each Subsidiary's properties and of any governmental or third party complaints, investigations or hearings that would directly affect the Company or its business or that could reasonably be expected to have a Company Material Adverse Effect; and (v) promptly notify

Parent in writing if the Company or any Subsidiary shall discover that any representation or warranty made by it in this Agreement was when made, or has subsequently become, untrue in any respect;

    (g) The Company (for purposes of this Section 5.01(g), all references to the Company shall include the affiliates, and any former subsidiaries and affiliates, of the Company) shall file (or cause to be filed) at its own expense, on or prior to the due date, all Returns, including all Returns and reports relating to the Plans, for all Tax periods ending on or before the Closing Date where the due date for such Returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Closing Date (all Returns described in this Section 5.01(g) and any schedules to be included therewith shall be prepared on a basis consistent with the Returns of the Company prepared for prior Tax periods); provided, however, that the Company shall not file any such Tax Returns, or other returns, elections, claims for refund or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements) for any Tax period, or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with and approval by Parent. The Company shall provide Parent with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax Return or election of the Company at least ten days before filing such return or election and shall reasonably cooperate with any request by Parent in connection therewith;

    (h) The Company and the Subsidiaries shall not (i) make or rescind any express or deemed election or take any other discretionary position relating to Taxes, (ii) amend any Return, (iii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or (iv) change any of their methods of reporting income or deductions for federal or state income Tax purposes from those employed in the preparation of the federal or state income Tax Returns for the taxable year ended December 31, 1999;

    (i)  The Company and the Subsidiaries shall not change any of their methods of accounting in effect at December 31, 1999, other than those required by GAAP; and

    (j)  The Company and the Subsidiaries shall not perform any act referenced by (or omit to perform any act which omission is referenced by) the terms of Section 3.08 hereof.

    5.02  Access to Books and Records.  Between the date hereof and the Closing Date, the Company and the Subsidiaries shall afford to Parent and its authorized representatives (the "Parent Representatives") full access at all reasonable times and upon reasonable notice to the facilities, officers, employees, products, processes, technology, business and financial records, contracts, business plans, budget and projections, customers, suppliers and other information regarding the Company and the Subsidiaries as Parent may reasonably request, and the work papers of PricewaterhouseCoopers LLP, the Company's independent accountants, and otherwise provide such assistance as is reasonably requested by Parent in order that Parent may have a full opportunity to make such investigation and evaluation as it shall reasonably desire to make of the business and affairs of the Company and the Subsidiaries; provided, however, that such investigation by Parent shall remain subject to the Nondisclosure Agreement between Parent and Company dated April 27, 1999. In addition, the Company and its officers and directors shall cooperate fully (including providing introductions where necessary) with Parent to enable Parent to contact such third parties, including customers, prospective customers, specifying agencies, vendors or suppliers of the Company and the Subsidiaries, as Parent deems reasonably necessary; provided, that Parent agrees not to initiate such contacts without the prior approval of the Company, which approval will not be unreasonably withheld.

ARTICLE VI
ADDITIONAL AGREEMENTS

    6.01  Stockholder Approval.  As promptly as practicable after the execution of this Agreement the Company shall, in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws, obtain the approval, by vote or written consent, of the Company's stockholders of the principal terms of this Agreement and the Merger. The Company shall ensure that the stockholder approval is solicited in compliance with the DGCL, the Certificate of Incorporation and Bylaws of the Company and all other applicable legal requirements. The Company agrees to use its best efforts and to take all action necessary or advisable to secure the necessary votes or written consents required by the DGCL to effect the Merger, including, if necessary, calling a special meeting of stockholders of the Company.

    6.02  Information Statement.  As soon as practicable after the execution of this Agreement, the Company shall prepare, with the cooperation of Parent, an information statement for the stockholders of the Company with respect to approval of the principal terms of this Agreement and the Merger (such information statement, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's stockholders, the "Information Statement"). The Information Statement shall also constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock to be received by the holders of Company Capital Stock in the Merger. Parent and the Company shall each use its best efforts to cause the Information Statement to comply in all material respects with applicable federal and state securities laws requirements. Each of Parent and the Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Information Statement. The Company will promptly advise Parent and Parent will promptly advise the Company in writing if, at any time prior to the Effective Time, either the Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. The Information Statement shall include the declaration of the Board of Directors of the Company of the advisability of the Merger and its recommendation that the Company stockholders approve the Merger. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Information Statement any information with respect to Parent or its affiliates or associates, the form and content of which information shall not have been approved by Parent prior to such inclusion, which consent shall not be unreasonably withheld.

    6.03  Registration Statement.  If Parent shall not be reasonably satisfied prior to Closing that the shares of Parent Common Stock to be issued in connection with the Merger are issuable without registration under the Securities Act and SEC rules and regulations promulgated thereunder, then, as promptly as practicable, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 (the "Registration Statement") to register such shares under the Securities Act. Parent and the Company shall use all commercially reasonable efforts to have such Registration Statement declared effective under the Securities Act as promptly as practicable after filing. The proxy statement/prospectus included within such Registration Statement will, when prepared pursuant to this Section 6.03 and mailed to the Company's stockholders, comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The proxy statement/prospectus shall include the declaration of the Company's Board of Directors of the advisability of the Merger and its recommendation that the Company's stockholders approve the Merger. The proxy statement/ prospectus shall be reviewed and approved by Parent and Parent's counsel prior to the mailing of such proxy statement/prospectus to the Company's stockholders.

    6.04  Regulatory Filings.  As promptly as practicable after the execution of this Agreement, Parent, Merger Sub and the Company shall make or cause to be made all filings and submissions under any laws or regulations, including the HSR Act, the Securities Act, or any comparable laws regulating competition or securities applicable to such party for the consummation of the transactions contemplated herein. The Company will coordinate and cooperate with Parent (or its affiliates) and Parent will coordinate and cooperate with the Company in exchanging such information necessary to make such filings. Any cooperation provided by any party to the other parties towards making the necessary filings and obtaining the necessary approvals shall not derogate from or release such party from its obligations to make the necessary filings and obtain the necessary approvals applicable to such party for the consummation of the transactions contemplated herein.

    6.05  Conditions; Approvals and Consents.  Each of Parent, Merger Sub and the Company shall take all commercially reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and will promptly cooperate with and furnish such information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Merger. Each party will take all reasonable actions to obtain (and will cooperate with the other parties in obtaining) any consent, authorization, order or approval of or any registration, declaration or filing with, or an exemption by any Governmental Entity, or other third party, required to be obtained or made by such party in connection with the Merger or the taking of any action contemplated thereby or by this Agreement, including all consents, waivers or approvals required under any of the Contracts disclosed in Section 3.13 of the Disclosure Letter; provided, however, that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent's subsidiaries or affiliates shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of the Company or its affiliates or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

    6.06  No Negotiations.  From and after the date of this Agreement until the earlier to occur of the Closing Date or termination of this Agreement pursuant to its terms, the Company shall not and the Company shall cause the Subsidiaries not to, and the Company and the Subsidiaries will instruct their respective officers, directors, employees, agents, representatives and affiliates, not to, directly or indirectly solicit, initiate or encourage submission of any proposal or offer from any person or entity (including any of its or their officers or employees, representatives, agents, or affiliates) relating to any liquidation, dissolution, recapitalization, tender or exchange offer, solicitation of proxies, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, the Company or any Subsidiary or other similar transaction or business combination involving the Company or any Subsidiary, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing. The Company shall promptly notify Parent if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made and shall promptly provide Parent with such information regarding such proposal, offer, inquiry or contact as Parent may request. In addition, from and after the date of this Agreement until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to its terms, the Company and the Subsidiaries shall not, and shall instruct their respective directors, officers, employees, representatives, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any proposal made by any person, entity or group (other than Parent) relating to any of the foregoing.

    6.07  Benefit Plans.

    (a) 401(k) Plan. At least three days prior to the Effective Time, the Company shall terminate the Broadband Access Systems, Inc. 401(k) Plan pursuant to written resolutions, the form and substance of which shall be reasonably satisfactory to Parent. Subject to plan eligibility rules, individuals employed by the Company at the Effective Time ("Company Employees") shall be allowed to participate in Parent's 401(k) plan effective as of the first full payroll period following the Effective Time; and all service with the Company shall be considered service with Parent for purposes of determining eligibility, vesting, and benefit accrual (i.e., matching contributions) under Parent's 401(k) plan. As soon as administratively feasible after assets are distributed from the Broadband Access Systems, Inc. 401(k) Plan, Company Employees shall be offered an opportunity to roll their Broadband Access Systems, Inc. 401(k) Plan account balances into Parent's 401(k) Plan, subject to the rules of such plan.

    (b) Welfare Plans. Company Employees shall be eligible to participate in Parent's short term disability plan, long term disability plan, group life insurance plan, medical plan, dental plan, and section 125 cafeteria plan as soon as administratively feasible after the Effective Time. Prior to such time, Company Employees shall remain eligible for Company's welfare plans, as applicable, and such plans will not be amended or changed by Parent or Company. Parent shall include service and prior earnings with the Company for purposes of determining eligibility, participation, and benefit accrual under its short term disability plan, group life insurance plan medical plan, dental plan, and section 125 cafeteria plan. Parent shall include such service for purposes of determining benefit eligibility or participation in Parent's long term disability plan; however, such participation shall be subject to the insurer's twelve month preexisting condition exclusion.

    (c) Vacation and PTO. Company Employees shall be eligible to participate in Parent's vacation or PTO policy, as applicable, as soon as administratively feasible after the Effective Time. Prior to such date Company Employees shall remain eligible for Company's vacation pay or sick pay policies, as applicable, and such plans or policies will not be amended or changed by Parent or Company. With respect to accrued but unused vacation pay under Company's vacation plan, employees may carry over to Parent's vacation plan or PTO policy, as applicable, any accrued but unused vacation time that does not exceed 175% of an employee's annual accrual under Company's vacation plan. As soon as administratively feasible after the Effective Date, a payment shall be made to employees in an amount that reflects any accrued but unused vacation time in excess of such carryover amount. Parent shall include service with the Company for purposes of determining eligibility, participation, and calculation of vacation pay, sick pay, or paid time off (PTO) under Parent's vacation or PTO policy, as applicable.

    6.08  Pooling Affiliates.

    (a) Promptly following the date of this Agreement, the Company shall deliver to Parent a list of names and addresses of those persons who are affiliates within the meaning of Rule 144 of the rules and regulations promulgated under the Securities Act or otherwise applicable SEC accounting releases with respect to the Company or any Subsidiary (the "Company Pooling Affiliates"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall deliver to Parent, on or prior to the Closing, an affiliate letter in the form attached hereto as Exhibit C, executed by each of the Company Pooling Affiliates identified in the foregoing list. Parent shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any of the Parent Common Stock to be received by such Company Pooling Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of such letters.

    (b) As it deems appropriate, Parent shall procure, on or prior to the Closing Date, an affiliate letter in the form attached hereto as Exhibit D, executed by appropriate affiliates of Parent.

    (c) For so long as resales of shares of Parent Common Stock issued pursuant to the Merger are subject to the resale restrictions set forth in Rule 144 under the Securities Act, Parent will use good faith efforts to comply with Rule 144(c)(1) under the Securities Act.

    6.09  Pooling Actions.  Neither Parent, Merger Sub, the Company nor any Subsidiary will take, or agree to take, any actions that would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests.

    6.10  Notification of Certain Matters.  The Company or Parent, as the case may be, shall promptly notify the others of (a) its obtaining of knowledge as to the matters set forth in clauses (i), (ii) and (iii) below, or (b) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date, (ii) any material failure of the Company or Parent, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or (iii) the institution of any claim, suit, action or proceeding arising out of or related to the Merger or the transactions contemplated hereby; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

    6.11  Tax Matters.

    (a) The Company shall file (or cause to be filed) at its own expense, on or prior to the due date thereof, all Returns required to be filed on or before the Closing Date. The Company shall provide Parent with a copy of appropriate workpapers, schedules, drafts and final copies of each foreign and domestic, federal and state income Tax Return or election of the Company (including Returns of all Plans) at least ten days before filing such return or election and shall consult with Parent with respect thereto prior to such filing. Parent will file (or cause to be filed) all Tax Returns of the Company for all Tax periods ending after the Closing Date. After the Closing Date, Parent, to the extent permitted by law, shall have the right to amend, modify or to otherwise change all Tax Returns of the Company for all Tax periods, in which event the stockholders of the Company shall have no liability for the breach of any representation or warranty made by the Company in Section 3.12 to the extent any such breach results from Parent's exercise of such right.

    (b) In the event that the IRS conducts an audit of the Company's Tax Returns for any periods ending after the Closing Date, such audit proceedings shall be the sole responsibility, and under the sole control, of Parent. In the event of an audit of the Company's Tax Returns for any period ending on or before the Closing Date, the Stockholders' Representative shall be entitled to participate in such audit proceedings; provided, however, that any settlement with the IRS with respect to such audit proceedings may be entered into only with the prior written consent of Parent, which consent shall not be unreasonably withheld. Parent shall notify the Stockholders' Representative promptly after receipt by Parent of written notice of pending audit proceedings for Tax periods ending on or before the Closing Date. If, in accordance with the foregoing, the Stockholders' Representative elects to participate in such audit proceedings, it shall, within 30 calendar days after receiving such notice from Parent, notify Parent of its intent to do so. The parties agree to cooperate with each other in the conduct of any audit proceedings relating to the Company's Tax Returns.

    6.12  Acknowledgment of Cessation of Company Investor Rights.  The Company shall take such steps as may be necessary to provide for the termination as of the Effective Date of all Company investor rights granted by the Company to its stockholders or by or among the stockholders of the Company and in effect prior to the Closing, including but not limited to rights of co-sale, voting, registration, first refusal, board observation or information or operational covenants.

    6.13  Registration Rights.  Parent hereby grants, effective as of the Effective Date, the registration rights set forth in the Registration Rights Agreement attached as Exhibit E hereto to all holders of Parent Common Stock issued to holders of Company Capital Stock as a result of the Merger.

    6.14  Blue Sky Approvals.  Parent will file all documents required to obtain, prior to the Effective Time, all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals; provided, however, that Parent shall not be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where Parent is not now so subject, except as to matters arising solely from the offer and sale of Parent Common Stock.

    6.15  Indemnification of Directors and Officers.

    (a) As of the Effective Time and for a period of six years following the Effective Time, Parent, Merger Sub and Surviving Corporation (referred to collectively in this Section 6.15 as "Parent") will indemnify and hold harmless from and against all claims, damages, losses, obligations or liabilities (referred to collectively in this Section 6.15 as "Losses") any persons who were directors or officers of the Company or any Subsidiary prior to the Effective Time (the "Company Indemnified Persons") to the fullest extent such person could have been indemnified for such Losses under applicable law, under the Charter Documents and the Governing Documents of the Company or any Subsidiary, with respect to any act or failure to act by any such Company Indemnified Person in their capacity as directors and/or officers prior to the Effective Time; provided, however, under no circumstances shall any such directors and/or officers be entitled to recover amounts pursuant to this Section 6.15 which, in their capacity as stockholders, any such directors and/or officers are otherwise required to reimburse Parent for Losses pursuant to Section 10.02 hereof from the Escrow Amount.

    (b) Any determination required to be made with respect to whether a Company Indemnified Person's conduct complies with the standards set forth under the DGCL or other applicable law shall be made by independent counsel selected by Parent and reasonably acceptable to the Company Indemnified Persons. Parent shall pay such counsel's fees and expenses so long as the Company Indemnified Persons do not challenge any such determination by such independent counsel.

    (c) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other person, and Parent or such successor or assign is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all of substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that such person or the continuing or surviving corporation assumes the obligations set forth in this Section 6.15 and none of the actions described in clauses (i) and (ii) above shall be taken until such provision is made.

    (d) Parent shall maintain in effect for not less than six years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least comparable coverage containing terms and conditions which are no less advantageous to the Company Indemnified Parties in all material respects so long as no lapse in coverage occurs as a result of such substitution) with respect to all matters, including the transactions contemplated hereby, occurring prior to, and including the Effective Time; provided that, in the event that any claim is asserted or made within such six-year period, such insurance shall be continued in respect of any such claim until final disposition of any and all such claims; and provided, further, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by the Company or any Subsidiary for such insurance. In such case, Parent shall purchase as much coverage as possible for 150% of the premiums paid as of the date hereof for such insurance, which coverage shall be at least as favorable as that provided by Parent to its directors.

    6.16  Nonsolicitation and Nonhire.  Prior to the Effective Time and, in the event that this Agreement is terminated for any reason, for a period of six months following the date of such termination, neither Parent, the Company, nor any of their respective subsidiaries or affiliates shall, directly or indirectly, solicit for employment any employee of the other party, or any of their respective subsidiaries, with whom such party has had contact or who became known to such party in connection with the Merger; provided, however, that advertisements in newspapers of general circulation not targeted at the other party's employees shall not constitute a breach of this covenant.

ARTICLE VII
CONDITIONS TO CLOSING

    7.01  Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction of each of the following conditions on or before the Closing Date:

    (a)  Stockholder Approval.  The principal terms of this Agreement, the Merger and the transactions contemplated hereby shall have been approved and adopted by the stockholders of the Company by the requisite vote or consent under applicable law and the Company's Certificate of Incorporation.

    (b)  No Injunctions or Restraints.  No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material sanctions, damages, or liabilities directly arising out of the Merger on the Company or any of its officers or directors; or (ii) preventing the consummation of the Merger.

    (c)  Governmental Action.  No action or proceeding shall be threatened, instituted or pending by any Governmental Entity challenging or seeking to prevent or delay consummation of the Merger, asserting the illegality of or seeking to render unenforceable the Merger or any material provision of this Agreement or seeking material damages in connection with the transactions contemplated hereby which continues to be outstanding.

    (d)  Governmental Approvals.  The applicable waiting periods under the HSR Act shall have expired or been terminated, and all other material governmental filings, authorizations, consents, orders or approvals that are required for the consummation of the transactions contemplated hereby will have been duly filed or obtained.

    (e)  Closing Date Payment Schedule.  The Company shall have prepared and Parent shall have reviewed and approved and the Company shall have delivered a schedule certified by the President of the Company reflecting, immediately prior to the Effective Time (i) for each holder of Company Capital Stock, the number of shares of Company Capital Stock held of record (identifying which shares are Company Restricted Stock), the stock certificate numbers held by each such person, such person's address of record and, where available, such person's federal tax identification number (if applicable), and (ii) for each holder of Company Options, the number of shares of Company Capital Stock issuable upon exercise thereof immediately prior to the Effective Time.

    7.02  Additional Conditions to Parent's and Merger Sub's Obligations.  The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in Parent's sole discretion) of each of the following conditions on or before the Closing Date:

    (a)  Representations and Warranties True and Correct.  The representations and warranties set forth in Article III hereof shall be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures by the Company of discoveries, events or occurrences arising on or after the date hereof), except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date; except, solely for purposes of determining compliance with this

Section 7.02(a), in each case where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

    (b)  Covenants Performed.  The Company shall have performed in all material respects all of the covenants and agreements required to be performed and complied with by it under this Agreement prior to the Closing;

    (c)  No Injunctions or Restraints.  No judgment, order, decree, statute, law, ordinance, rule or regulation entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition shall be in effect (i) imposing or seeking to impose material limitations on the ability of Parent to acquire or hold or to exercise full rights of ownership of any securities of the Company; (ii) imposing or seeking to impose material limitations on the ability of Parent or its affiliates to combine and operate the business and assets of the Company; (iii) imposing or seeking to impose other material sanctions, damages, or liabilities directly arising out of the Merger on Parent or Merger Sub or any of their officers or directors; or (iv) requiring or seeking to require divestiture by Parent of any portion of the business, assets or property of the Company or of Parent.

    (d)  Consents Obtained.  The Company shall have obtained, or caused to be obtained, each Material Consent and approval referred to in Section 3.05 hereof;

    (e)  No Material Adverse Effect.  Since the Balance Sheet Date, there has not been a Company Material Adverse Effect nor has there been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Company Material Adverse Effect;

    (f)  Opinion of Company Counsel.  Parent and Merger Sub shall have received from Hale and Dorr LLP, counsel for the Company, a written opinion, dated the Closing Date, addressed to Parent and Merger Sub and reasonably satisfactory to Parent's counsel;

    (g)  Key Employee Noncompetition Agreements.  The employees of the Company and the Subsidiaries identified in the Disclosure Letter under the caption referencing this Section 7.02(g) (the "Key Employees") shall have entered into Noncompetition Agreements with Parent in form and substance substantially as set forth in Exhibit F (the "Noncompetition Agreements"). Such agreements shall be in full force and effect;

    (h)  Employees/Change in Control Acknowledgments.  No employees of the Company identified in the Disclosure Letter under the caption referencing this Section 7.02(h) shall have ceased to be employed by the Company, or shall have expressly stated, to an individual included within the definition of "knowledge" in the preamble to Article III, an intention to terminate his or her employment with the Company or to decline to accept employment with the Company; and not more than 10% of the other employees shall have ceased to be employed by the Company or shall have expressed an intention to terminate their employment with the Company or any of its Subsidiaries or to decline to accept employment with the Company. The acknowledgment, in the form attached hereto as Exhibit G, delivered to Parent on the date of this Agreement by the employees listed on Section 7.02(i) of the Disclosure Letter, shall be in full force and effect.

    (i)  Pooling Opinion.  Parent and the Company shall have received the letters described in the third Recital to this Agreement from PricewaterhouseCoopers LLP and Arthur Andersen LLP and such letters shall not have been withdrawn, modified or qualified in any material respect as of the Closing Date, as certified by PricewaterhouseCoopers LLP and Arthur Andersen LLP, respectively, in a writing addressed to their respective addresses and dated as of the Closing Date. Parent shall have received an opinion letter from Arthur Andersen LLP, addressed to Parent and dated as of the Closing Date, stating that the Merger will qualify as a pooling-of-interests transaction under Opinion 16; and

    (j)  Delivery of Certain Documents.  On the Closing Date, the Company shall have delivered to Parent and Merger Sub all of the following:

       (i) a certificate of the President and the Chief Financial Officer of the Company, dated the Closing Date, stating that the conditions precedent set forth in subsections (a), (b) and (e) above have been satisfied;

      (ii) a copy of (A) the text of the resolutions adopted by the Board of Directors and shareholders of the Company authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, (B) the Charter Documents and Governing Documents of the Company and each of the Subsidiaries, along with a certificate executed by the President of the Company, certifying to Parent that such copies are true, correct and complete copies of such resolutions, Charter Documents and Governing Documents, respectively, and that such resolutions, Charter Documents and Governing Documents were duly adopted and have not been amended or rescinded and (C) an incumbency certificate executed on behalf of the Company by the Secretary of the Company certifying the signature and office of each officer executing this Agreement and such other agreements contemplated in this Agreement as Parent may request;

      (iii) copies of the third party and governmental consents and approvals referred to in subsection (d) above;

      (iv) the Company's and each Subsidiary's minute books, stock transfer records, corporate seal and other materials related to the Company's and each Subsidiary's corporate administration;

      (v) a copy, fully executed by the Company and the Stockholders' Representative, of the Escrow Agreement in substantially the form attached as Exhibit H hereto;

      (vi) Parent shall have received the resignation in writing of the directors and officers of the Company and the Subsidiaries effective as of the Closing Date;

     (vii) copies of affiliate letters executed by each Company Pooling Affiliate; and

     (viii) such other certificates, documents and instruments as Parent reasonably requests related to the transactions contemplated hereby.

    (k)  Exercise of Appraisal Rights.  The total shares of Company Capital Stock held by stockholders of the Company who have indicated in accordance with the DGCL (and not withdrawn) their intent to elect to exercise their appraisal rights under the DGCL shall not exceed 5% of the shares of Company Capital Stock outstanding as of the date of the special meeting of the Company stockholders or written consent, as applicable. Parent shall have received from the Company evidence satisfactory to Parent to that effect.

    7.03  Additional Conditions to Company's Obligations.  The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (in the Company's sole discretion) of each of the following conditions on or before the Closing Date:

    (a)  Representations and Warranties True and Correct.  The representations and warranties set forth in Article IV hereof will be true and correct in all respects at and as of the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement throughout such representations and warranties, except that any such representation or warranty made as of a specified date (other than the date hereof) shall only need to have been true on and as of such date; except, solely for purposes of determining compliance with this Section 7.03(a), in each case where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

    (b)  Covenants Performed.  Parent and Merger Sub shall have performed in all material respects all the covenants and agreements required to be performed by them under this Agreement prior to the Closing;

    (c)  No Material Adverse Effect.  Since the date of this Agreement, there has not been a Parent Material Adverse Effect nor has there been any change, event or condition that, with the passage of time, would reasonably be expected to result in a Parent Material Adverse Effect;

    (d)  Tax Opinion.  The Company shall have received an opinion from Hale and Dorr LLP, counsel to the Company, based on customary assumptions and representations of the Company, Parent and Merger Sub, in a form reasonably satisfactory to the Company, dated the Closing Date, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code; provided that, if Hale and Dorr LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Dorsey & Whitney LLP renders such opinion to the Company (it being agreed that Parent and Company shall each provide reasonable cooperation, including making reasonable representations to Hale and Dorr LLP or Dorsey & Whitney LLP, as the case may be, to enable them to render such opinion);

    (e)  Opinion of Parent Counsel.  The Company shall have received from Dorsey & Whitney LLP, counsel to Parent and Merger Sub, a written opinion, dated the Closing Date, addressed to the Company and reasonably satisfactory to the Company's counsel;

    (f)  Shares Authorized for Listing.  The shares of Parent Common Stock to be delivered to the stockholders of the Company in the Merger and upon exercise of the Company Options under the applicable Company Plan assumed by Parent shall, to the extent required, have been approved and authorized for listing on the Nasdaq National Market; and

    (g)  Delivery of Certain Documents.  On the Closing Date, Parent and Merger Sub will have delivered to the Company:

       (i) a certificate of an Officer of Parent and Merger Sub dated the Closing Date, stating that the conditions precedent set forth in subsections (a), (b) and (c) above have been satisfied;

      (ii) a copy of the Escrow Agreement executed by Parent, Merger Sub and the escrow agent;

      (iii) a copy of the Registration Rights Agreement executed by Parent;

      (iv) a copy of each of (A) the text of the resolutions adopted by the respective Boards of Directors of Parent and Merger Sub authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger; along with certificates executed on behalf of each of Parent and Merger Sub by its respective corporate secretary certifying to the Company that such copies are true and complete copies of such resolutions, and that such resolutions were duly adopted and have not been amended or rescinded, and (B) incumbency certificates executed on behalf of each of Parent and Merger Sub by its respective corporate secretary certifying the signature and office of each officer executing this Agreement and such other agreements contemplated in this Agreement as the Company may request; and

      (v) such other certificates, documents and instruments as the Company may reasonably require relating to the transactions contemplated hereby.

ARTICLE VIII
THE STOCKHOLDERS' REPRESENTATIVE

    8.01  Appointment.  As used in this Agreement, the "Stockholders' Representative" shall mean David R. Paolino or any person appointed as a successor Stockholders' Representative pursuant to Section 8.02 hereof.

    8.02  Appointment and Replacement.  The stockholders of the Company hereby appoint David R. Paolino to act as the Stockholders Representative hereunder and pursuant to the terms of the Escrow Agreement and Registration Rights Agreement with full power and authority to administer the Escrow Amount and Registration Rights Agreement pursuant to the terms of this Agreement and the Escrow Agreement and Registration Rights Agreement. During the period ending upon the date when all obligations under this Agreement have been discharged (including all indemnification obligations pursuant to Article X hereof), the holders of Company Capital Stock who immediately prior to the Effective Date held Company Capital Stock representing an aggregate number of shares of Company Capital Stock which exceeds 50% of the amount of such Company Capital Stock outstanding immediately prior to the Effective Date (a "Majority") may from time to time upon written notice to the Stockholders' Representative and Parent remove the Stockholders' Representative or appoint a new Stockholders' Representative to fill any vacancy created by the death, incapacitation, resignation or removal of the Stockholders' Representative, and if the Stockholders' Representative dies, becomes incapacitated, resigns or is removed by a Majority, the Majority shall appoint a successor Stockholders' Representative to fill the vacancy so created. If the Majority is required to but has not appointed a successor Stockholders' Representative within 30 days from a request by Parent to appoint a successor Stockholders' Representative, Parent shall have the right to appoint a Stockholders' Representative to fill the vacancy so created, and shall advise all those who were holders of Company Capital Stock immediately prior to the Effective Date of such appointment by written notice. A copy of any appointment by the Majority of any successor Stockholders' Representative shall be provided to Parent promptly after it shall have been effected.

    The adoption of this Agreement and the approval of the Merger by the Company stockholders shall constitute approval of the Escrow Agreement, the Registration Rights Agreement and of all of the respective arrangements relating thereto, including without limitation the placement of the Escrow Amount in escrow and the appointment of David R. Paolino as the Stockholders' Representative with the authority to act on their behalf as set forth herein and therein.

    8.03  Authority.  The Stockholders' Representative shall be authorized to take action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement or under the documents referred to in this Agreement (including, without limitation, the Escrow Agreement) (an "Instrument") which the Stockholders' Representative determines in his discretion to be necessary, appropriate or desirable, and, in connection therewith, to hire or retain, at the sole expense of the Company's stockholders, such counsel, investment bankers, accountants, representatives and other professional advisors as he determines in his sole and absolute discretion to be necessary, advisable or appropriate in order to carry out and perform the Stockholders' Representative's rights and obligations hereunder. Any party receiving an Instrument from the Stockholders' Representative shall have the right to rely in good faith and without gross negligence or bad faith upon such certification, and to act in accordance with the Instrument without independent investigation.

    8.04  No Liability of Parent.  Parent shall have no liability to any stockholder of the Company or otherwise arising out of the acts or omissions of the Stockholders' Representative or any disputes among the Company's stockholders. Parent shall have no direct liability to the stockholders of the Company under this Agreement or the other agreements referred to herein and may rely entirely on its dealings with, and notices to and from, the Stockholders' Representative to satisfy any obligations it might have under this Agreement, any agreement referred to herein or otherwise to the stockholders of the Company.

    8.05  Limited Liability of Stockholders' Representative.  The Stockholders' Representative shall not be liable for any act done or omitted hereunder or under the Escrow Agreement or Registration Rights Agreement in good faith and without gross negligence or bad faith as the Stockholders' Representative. By virtue of their approval of this Agreement and the Merger, the Company stockholders hereby jointly and severally agree to indemnify the Stockholders' Representative for, and hold him harmless against, any loss, liability or expense incurred in good faith and without gross negligence or bad faith on the part of Stockholders' Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

    8.06  Reimbursement and Advances.  The Stockholders' Representative shall be entitled to reimbursement from the Escrow Amount for any and all indemnification expenses in accordance with terms of the Escrow Agreement, including cash advances (not to exceed $1,000,000 in the aggregate per each twelve month period beginning at the Closing Date until the Escrow Agreement has been terminated in accordance with its terms) from the Escrow Amount to pay all costs and expenses, including those of any legal counsel or other professional or consultant, expert or other similar individuals or firms retained by the Stockholders' Representative, in connection with the acceptance and administration of the Stockholders' Representative's duties, all as further set forth in the Escrow Agreement.

ARTICLE IX
TERMINATION

    9.01  Termination.  This Agreement may be terminated at any time prior to the Closing:

    (a) by the mutual consent of Parent (on behalf of itself and Merger Sub) and the Company;

    (b) by either Parent (on behalf of itself and Merger Sub) or the Company if there has been a material misrepresentation, breach of warranty or breach of covenant on the part of the Company, on the one hand, or Parent or Merger Sub, on the other, in the representations, warranties and covenants set forth in this Agreement and such material misrepresentation or breach of warranty or breach of covenant (i) is not cured by the breaching party within 30 days following the receipt by the breaching party of a notice from the non-breaching party of any such breach and (ii) would, individually or in the aggregate, reasonably be expected to have (A) in the case of a termination by Parent, a Company Material Adverse Effect or (B) in the case of a termination by the Company, a Parent Material Adverse Effect, as applicable;

    (c) by either Parent (on behalf of itself and Merger Sub) or the Company if the transactions contemplated hereby have not been consummated by December 31, 2000; provided, that, neither Parent nor the Company will be entitled to terminate this Agreement pursuant to this Section 9.01(c) if such party's willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby;

    (d) by Parent if, after the date hereof and prior to the Effective Time, there shall have been a Company Material Adverse Effect or if, after the date hereof and prior to the Effective Time, an event shall have occurred which, so far as reasonably can be foreseen, would result in any Company Material Adverse Effect; except to the extent that (i) the Company is capable of taking action to cure the Company Material Adverse Effect of such change or such event and the Company has taken such action within 30 days following the earlier to occur of the Company's discovery of such change or event and receipt by the Company of written notice from Parent that such a change or such an event has occurred, or (ii) such change is directly caused by Parent or Merger Sub; or

    (e) by Company if, after the date hereof and prior to the Effective Time, there shall have been a Parent Material Adverse Effect or if, after the date hereof and prior to the Effective Time, an event shall have occurred which, so far as reasonably can be foreseen, would result in a Parent Material Adverse Effect; except to the extent that (i) Parent is capable of taking action to cure the Parent Material Adverse Effect of such change or such event and Parent has taken such action within 30 days following the earlier to occur of Parent's discovery of such change or event and receipt by Parent of written notice from the Company that such a change or such an event has occurred, or (ii) such change is directly caused by the Company.

    9.02  Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.01 hereof, all provisions of this Agreement shall terminate and there shall be no liability on the part of Parent, Merger Sub, or Parent's or Merger Sub's stockholders, officers, or directors or the Company or the Company's stockholders, officers or directors, except that: (i) Sections 6.16 (Nonsolicitation), 11.01 (press releases), 11.02 (expenses) and 11.11 (governing law) hereof shall survive indefinitely, (ii) all Company information disclosed to Parent in connection with this Agreement and the transactions contemplated hereby shall remain subject to that certain Nondisclosure Agreement, dated April 27, 1999, by and between the Company and Parent, and (iii) the parties shall remain liable for their willful or fraudulent breaches of this Agreement prior to the time of such termination.

ARTICLE X
SURVIVAL; INDEMNIFICATION

    10.01  Survival of Representations and Warranties.  Notwithstanding any investigation made by or on behalf of any of the parties hereto or the results of any such investigation and notwithstanding the participation of such party in the Closing, the representations and warranties contained in Article III hereof shall survive the Closing for the greater of the following periods: (a) one year from the Effective Date, or (b) with respect to any specific representation or warranty under which a party shall have made a claim for indemnification hereunder prior to the first anniversary of the Effective Date and as to which such claim has not been completely and finally resolved prior to the first anniversary of the Effective Date, such representation or warranty shall survive for the period of time beyond the first anniversary of the Effective Date sufficient to resolve, completely and finally, the claim relating to such representation or warranty. This Section 10.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

    10.02  Indemnification.

    (a) Subject to the limitations of Section 10.02(b) hereof, the stockholders of the Company agree, jointly and severally, to indemnify in full Parent, Merger Sub, the Surviving Corporation and their respective officers, directors, employees, agents, stockholders and subsidiaries (collectively, the "Indemnified Parties") and hold them harmless from and against any claim, demand, loss, liability, obligation, deficiency, action, damage, expense or cost (including reasonable legal expenses), whether or not actually incurred or paid (collectively "Losses"), which the Indemnified Parties may suffer, sustain or become subject to, prior to the first anniversary of the Effective Date, as a result of (i) any misrepresentation in any of the representations and warranties of the Company contained in this Agreement or in the Disclosure Letter or closing certificates delivered or to be delivered by or on behalf of the Company pursuant to Sections 7.01(e), 7.02(j)(i) and 7.02(j)(ii) of this Agreement (collectively, the "Related Documents"), (ii) any breach of, or failure to perform, any covenant of the Company contained in this Agreement or any of the Related Documents, or (iii) the amount in excess of the Per Share Amount, if any, paid by Parent or the Surviving Corporation to any stockholders of the Company who validly exercised their appraisal rights under Section 262 of the DGCL (collectively, the "Parent Losses"). Subject to Section 10.05 hereof, the indemnification provided by this

Section 10.02(a) shall be satisfied, solely and exclusively, from the Escrow Amount on a pro rata basis in proportion to each stockholder's interest in the total shares of Company Capital Stock outstanding immediately prior to the Effective Date as set forth on Exhibit A to the Escrow Agreement.

    (b) The stockholders of the Company will be liable to the Indemnified Parties for any Parent Loss, and Parent shall be entitled to set off against the Escrow Amount (and, subject to Section 10.05 hereof, only the Escrow Amount) (i) only if Parent delivers to the Stockholders' Representative a written notice, setting forth in reasonable detail the identity, nature and amount of Parent Losses related to such claim or claims prior to the first anniversary of the Effective Date, (ii) only if the aggregate amount of all Parent Losses exceeds $5,000,000 (the "Basket Amount"), in which case the stockholders of the Company shall be obligated to indemnify the Indemnified Parties only, subject to Section 10.05 hereof, for the amount of such Parent Losses in excess of the Basket Amount; and (iii), except for fraud or willful misrepresentation, the Company stockholders' aggregate liability for all amounts under this Section 10.02 shall not exceed an amount equal to the Escrow Amount (the "Cap"); provided, however, that the Basket Amount shall apply only to breaches or misrepresentations of representations and warranties other than those set forth in Section 3.03 hereof and shall not apply to any breaches of any covenants of the Company set forth in this Agreement or in any Related Document. Parent's failure to provide the detail required by clause (i) in the preceding sentence shall not constitute either a breach of this Agreement by Parent or any basis for the Stockholders' Representative to assert that Parent did not comply with the terms of this Section 10.02 sufficient to cause Parent to have waived its rights under this Section 10.02, unless, and only to the extent, such failure has prejudiced the Stockholders' Representative's ability to defend successfully such claim.

    (c) Notwithstanding anything in this Agreement to the contrary, the amount of any Losses for which indemnification is provided under this Article X shall be reduced by (i) any related recoveries actually received by the Indemnified Parties under insurance policies, (ii) any other related payments actually received by the Indemnified Parties from third parties and (iii) any Tax benefits actually realized or received by the Indemnified Parties or any of their Affiliates, in each case, on account of the matter resulting in such Losses or the payment of such Losses.

    10.03  Method of Asserting Claims.

    (a) In the event that any of the Indemnified Parties is made a defendant in or party to any action or proceeding, judicial or administrative, instituted by any third party for the liability or the costs or expenses of which are Parent Losses (any such third party action or proceeding being referred to as a "Claim"), the Indemnified Party shall give the Stockholders' Representative prompt notice thereof. The failure to give such notice shall not affect any Indemnified Party's ability to seek reimbursement unless such failure has prejudiced the Stockholders' Representative's ability to defend successfully a Claim. The Stockholders' Representative shall be entitled to contest and defend such Claim; provided, that the Stockholders' Representative (i) has a reasonable basis for concluding that such defense may be successful and (ii) can diligently contest and defend such Claim. Notice of the intention to so contest and defend shall be given by the Stockholders' Representative to the Indemnified Party within 20 business days after the Indemnified Party's notice of such Claim (but, in all events, at least five business days prior to the date that an answer to such Claim is due to be filed). Such contest and defense shall be conducted by reputable attorneys retained by the Stockholders' Representative. The Indemnified Party shall be entitled at any time, at its own cost and expense (which expense shall not constitute a Parent Loss unless the Indemnified Party reasonably determines that the Stockholders' Representative is not adequately representing or, because of a conflict of interest, may not adequately represent, any interests of the Indemnified Parties, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by reputable attorneys of its or their own choosing. If the Indemnified Party elects to participate in such defense, the Indemnified Party will cooperate with the Stockholders' Representative in the conduct of such defense. The Indemnified Party shall cooperate with the Stockholders' Representative to the extent reasonably requested by the

Stockholders' Representative in the contest and defense of such Claim, including providing reasonable access (upon reasonable notice) to the books, records and employees of the Indemnified Party if relevant to the defense of such Claim; provided that, such cooperation shall not unduly disrupt the operations of the business of the Indemnified Party or cause the Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any trade secret or confidential information of such Indemnified Party to become public. Neither the Indemnified Party nor the Stockholders' Representative may concede, settle or compromise any Claim without the consent of the other party, which consents will not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Claim seeks the issue of an injunction, the specific performance of an obligation or similar remedy, or (ii) if the subject matter of a Claim relates to the ongoing business of any of the Indemnified Parties, which Claim, if decided against any of the Indemnified Parties, would materially adversely affect the ongoing business or reputation of any of the Indemnified Parties, then, in each such case, the Indemnified Parties alone shall be entitled to contest and defend (but not settle, unless such settlement does not involve the payment of money for which the stockholders of the Company are responsible hereunder) such Claim in the first instance and, if the Indemnified Parties do not contest, defend or settle such Claim, the Stockholders' Representative shall then have the right to contest and defend (but not settle) such Claim.

    (b) In the event any Indemnified Party should have a claim against the stockholders of the Company that does not involve a Claim, the Indemnified Party shall deliver a notice of such claim with reasonable promptness to the Stockholder's Representative. If the Stockholders' Representative notifies the Indemnified Party that the stockholders of the Company do not dispute the claim described in such notice or fails to notify the Indemnified Party within 20 business days after delivery of such notice by the Indemnified Party whether the stockholders of the Company dispute the claim described in such notice, the Parent Loss in the amount specified in the Indemnified Party's notice will be conclusively deemed a liability of the stockholders of the Company and the stockholders of the Company shall pay (subject to the Basket Amount, to the extent applicable), the amount of such Parent Loss to the Indemnified Party on demand. If the stockholders of the Company have timely disputed their liability with respect to such claim, the Stockholders' Representative and an officer of Parent will proceed in good faith to negotiate a resolution of such dispute as soon as practicable, and if not resolved through the negotiations of such individuals within 45 days after the delivery of the Indemnified Party's notice of such claim, such dispute shall be resolved fully and finally in New York, New York, by an arbitrator selected pursuant to and an arbitration governed by Commercial Arbitration Rules of the American Arbitration Association, as modified herein. The parties will jointly appoint a mutually acceptable independent arbitrator within 30 days, or if the parties are unable to mutually agree upon an arbitrator within such 30 days, will seek assistance in such regard from the American Arbitration Association as soon as practicable. The arbitrator shall resolve the dispute as soon as practicable based on the governing law, without regard to its rules of evidence, and judgment upon the award rendered by such arbitrator may be entered in any court of competent jurisdiction. Any such judgment against the stockholders shall, subject to Section 10.05 hereof, be settled solely and exclusively from the Escrow Amount. Each of Parent, on the one hand, and the Stockholders' Representative on behalf of the stockholders of the Company, on the other, shall bear its own fees and expenses in connection with such arbitration and shall bear 50% of the fees and expenses of the arbitrator.

    10.04  Stockholders' Representative Acknowledgment.  The Stockholders' Representative hereby acknowledges and agrees, for himself and on behalf of the stockholders of the Company and each of their respective heirs, successors and/or assigns, that, in the event that they become liable pursuant to the terms of this Article X to indemnify any Indemnified Party, they shall have no rights and shall make no claim against the Company or the Surviving Corporation with respect to any matter which is the subject of or otherwise related to the Parent Loss requiring such indemnification. Parent acknowledges and agrees that, until such time as the stockholders of the Company have become so liable, the Stockholders' Representative shall retain all rights that he may have to contest or dispute the stockholders' responsibility to indemnify such Indemnified Party in accordance with the terms of Section 10.03 hereof.

    10.05  Sole and Exclusive Remedy.  After the Effective Time, the rights set forth in this Article X shall be each party's sole and exclusive remedies against the other parties hereto for misrepresentations or breaches of covenants contained in this Agreement and the Related Documents. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon allegations of fraud or other intentional breach of an obligation of or with respect to the other parties in connection with this Agreement and the Related Documents. In the event such action is brought, Parent, on the one hand, and the Stockholders' Representative on his and on the other Company stockholders' behalf on the other, shall bear its own fees and expenses in connection with such action.

    10.06  Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall, to the extent permitted by law, be treated by the parties hereto as an adjustment to the Merger consideration.

ARTICLE XI
MISCELLANEOUS

    11.01  Press Releases and Announcements.  Parent, Merger Sub and the Company agree that the existence, nature and terms and conditions of this Agreement and discussions between the parties regarding the transactions contemplated hereby are, and shall be treated as, confidential by the parties. Accordingly, each party agrees that it (a) will make no public comment concerning or announcement of the transactions contemplated hereby; (b) will respond to all inquiries concerning the transactions contemplated hereby by stating that it is such company's policy not to comment on such inquiries; (c) will take reasonable steps to restrict knowledge of the transactions contemplated hereby to those who need to know; and (d) will notify the other parties of any rumor external to the parties of the transactions contemplated hereby. Notwithstanding the foregoing, the Company acknowledges and agrees that Parent, as a public company, is subject to certain disclosure requirements under applicable securities laws. For this reason, Parent reserves the right to disclose the existence of and the status and terms of negotiations at any time it decides that securities laws or the rules of any stock exchange on which its shares are traded require such disclosure, and Parent shall have the right to issue a press release regarding the transactions contemplated hereby upon the signing of this Agreement and upon the Closing; provided that, Parent agrees to notify the Company if Parent intends to make a disclosure prior to Closing and, to the extent feasible, to provide the Company with the text of the disclosure and opportunity to comment in advance of its release to the public. The Company will not issue any press release with respect to the subject matter of this Agreement without the consent of Parent.

    11.02  Expenses.  Except as otherwise expressly provided for herein, the Company, on the one hand, and Parent, on the other hand, will each pay all expenses incurred by each such party in connection with the transactions contemplated hereunder, including without limitation legal, accounting, investment banking and consulting fees and expenses incurred in negotiating, executing and delivering this Agreement and the Related Documents whether or not the transactions contemplated hereunder are consummated.

    11.03  Amendment and Waiver.  This Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced; provided, however, that after any required approval of matters presented in connection with the Merger by the stockholders of the Company, there shall not be made any amendment that by law requires further approval by such stockholders without obtaining such further approval. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

    11.04  Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, or one business day after being sent by a nationally recognized overnight courier, or three days after being mailed by first class mail, return receipt requested, or when receipt is acknowledged, if sent by facsimile, telecopy or other electronic transmission device (provided a confirmation copy is sent via a nationally recognized overnight courier). Notices, demands and communications to Parent, Merger Sub, the Company and the Stockholders' Representative will, unless another address is specified in writing, be sent to the address indicated below:

Notices to Parent and Merger Sub:	with a copy to:
ADC Telecommunications, Inc. 12501 Whitewater Drive Minnetonka, Minnesota 55343 Attention: Office of the General Counsel Fax: (952) 946-3209	Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, Minnesota 55402 Attention: Robert A. Rosenbaum Fax: (612) 340-8738
Notices to the Company:	with a copy to:
Broadband Access Systems, Inc. 8 Technology Drive Westborough, Massachusetts 01581 Attention: President Fax: (508) 836-2677	Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Attention: Mark G. Borden Fax: (617) 526-5000
Notices to the Stockholders' Representative:	with a copy to:
David R. Paolino 940 Great Pond Road North Andover, Massachusetts 01841	Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Attention: Mark G. Borden Fax: (617) 526-5000

    11.05  Assignment.  This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto.

    11.06  No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights upon any person or entity that is not a party or permitted assignee of a party to this Agreement.

    11.07  Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

    11.08  Complete Agreement.  This Agreement, the Certificate of Merger, the Escrow Agreement, the Registration Rights Agreement and the other exhibits hereto, the Disclosure Letter and the other documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way, other than the Nondisclosure Agreement between Parent and the Company dated April 27, 1999.

    11.09  Counterparts.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

    11.10  Interpretation.  The language used in this Agreement and the other agreements contemplated hereby shall be deemed to be the language chosen by the parties to express their mutual interest, and no rule of strict construction shall be applied against any party. The headings of articles and sections herein are for convenience of reference, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof. All amounts shall be deemed to be stated in U.S. dollars, unless specifically referenced otherwise.

    11.11  Governing Law.  The internal law, without regard to conflicts of laws principles, of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

*  *  *  *  *

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the day and year first above written.

ADC TELECOMMUNICATIONS, INC.
By	/s/ WILLIAM J. CADOGAN William J. Cadogan Chairman of the Board, President and Chief Executive Officer
BARLEY ACQUISITION CORP.
By	/s/ WILLIAM J. CADOGAN William J. Cadogan President
BROADBAND ACCESS SYSTEMS, INC.
By	/s/ DAVID R. PAOLINO David R. Paolino President and Chief Executive Officer

    The disclosure letter and the following exhibits to the Agreement and Plan of Merger have been omitted. ADC will supplementally furnish the disclosure letter and any exhibits upon request of the Commission.

Exhibits
Exhibit A	Form of Voting Agreement
Exhibit B	Certificate of Merger
Exhibit C	Form of Company Affiliate Letter
Exhibit D	Form of Parent Affiliate Letter
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Noncompetition Agreement
Exhibit G	Form of Change of Control Acknowledgment
Exhibit H	Form of Escrow Agreement

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TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGER
ARTICLE II CONVERSION OF SECURITIES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE V CONDUCT PRIOR TO THE CLOSING
ARTICLE VI ADDITIONAL AGREEMENTS
ARTICLE VII CONDITIONS TO CLOSING
ARTICLE VIII THE STOCKHOLDERS' REPRESENTATIVE
ARTICLE IX TERMINATION
ARTICLE X SURVIVAL; INDEMNIFICATION
ARTICLE XI MISCELLANEOUS